UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Federal-Mogul Holdings Corporation

(Name of Subject Company)

Federal-Mogul Holdings Corporation

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

313549404

(CUSIP Number of Class of Securities)

Michelle Epstein Taigman

Senior Vice President, General Counsel and Secretary

27300 West 11 Mile Road

Southfield, Michigan 48034

248-354-7063

With copies to:

Bruce A. Toth

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Federal-Mogul Holdings Corporation, a Delaware corporation (the “Company,” “we” or “us”). The Company’s principal executive offices are located at 27300 West 11 Mile Road, Southfield, Michigan 48034. The Company’s telephone number at such address is (248) 354-7700.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”). As of September 23, 2016, there were 169,040,651 shares of Common Stock issued and outstanding (each, a “Share”).

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1—Subject Company Information — Name and Address.”

Offer.

This Schedule 14D-9 relates to the tender offer by IEH FM Holdings, LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares not already owned by the Offeror, at a purchase price of $9.25 per Share, (the “Offer Price”), net to the seller in cash, without interest, and less any applicable tax withholding, and on the other terms and subject to the conditions specified in the related Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on the Schedule TO filed by Parent and the Offeror with the Securities and Exchange Commission (the “SEC”) on September 26, 2016 (together with any amendments or supplements thereto, the “Schedule TO”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 6, 2016, by and among Parent, the Offeror and the Company (together with any amendments or supplements thereto, the “Merger Agreement”), under which, after the completion of the Offer and the satisfaction or, to the extent permitted, waiver of certain conditions, the Offeror will be merged with and into the Company (the “Merger”), and the Company will continue as the surviving corporation as a wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of Icahn Enterprises L.P. (“IEP”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held by the Offeror or the Company or any of its subsidiaries and Shares as to which stockholders of the Company properly make a demand for appraisal rights and do not thereafter fail to perfect, effectively withdraw, or otherwise lose such rights under Section 262 of the Delaware General Corporation Law (“DGCL”) (collectively, the “Excluded Shares”)) will, by virtue of the Merger, and without action by the holder thereof, be automatically cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable tax withholding, equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share.

Under Section 267 of the DGCL and Section 18-209 of the Delaware Limited Liability Company Act (“DLLCA”), a Delaware limited liability company that owns at least 90% of the outstanding shares of each class of the stock of a Delaware corporation, of which class there are outstanding shares that, absent Section 267 of the DGCL, would be entitled to vote on such merger, may merge such subsidiary corporation into itself, or itself into such subsidiary corporation, without any action or vote on the part of the board of directors or the other stockholders of such subsidiary corporation, by authorizing such merger in accordance with the limited liability company’s governing documents and the DLLCA and by acknowledging and filing a certificate of ownership and merger with the Secretary of State of the State of Delaware (a “short-form merger”). Pursuant to the Merger Agreement, the completion of the Offer is subject to, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer such number of Shares that (x) would represent at least a majority of the issued and outstanding Shares, except for Shares owned by IEP, Parent, the Offeror or any of their respective affiliates, and (y) together with the Shares then owned by the Offeror, represent at least one Share more than 90% of the then outstanding Shares (the “Minimum Tender Condition”). Therefore, upon completion of the Offer, the Merger will be effected in accordance with Section 267 of the DGCL and Section 18-209 of the DLLCA and, thereafter, the Company will be a wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of IEP. If the Minimum Tender Condition is satisfied and Shares are purchased in the Offer, the Offeror will own more than 90% of the Shares and, accordingly, the Merger will be a short form merger and will effected without a vote of, or prior notice to, the stockholders of the Company.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time on October 24, 2016 (one minute after 11:59 P.M., New York City Time, on October 24, 2016) (the “Expiration Date,” unless the Offeror has extended the Offer, in which event such term shall mean the latest time and date at which the Offer, as so extended by the Offeror, will expire). Pursuant to the terms of the Merger Agreement, the Offeror may (and, in accordance with the Merger Agreement, the Company may, in certain circumstances, obligate the Offeror to) extend the Offer from time to time, in which case the Offeror will make a public announcement no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. If the Offeror extends the Offer, it will not accept any Shares that have been tendered until the end of the extension period.). Subject to the terms and conditions of the Merger Agreement and to the satisfaction or waiver by the Offeror of the conditions to the Offer, the Offeror will promptly, on or after the Expiration Date, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer (the “Acceptance Time”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which are attached as exhibits to this Schedule 14D-9.

As set forth in the Schedule TO, the address of the principal executive offices of the Offeror is 445 Hamilton Ave, Suite 1210, White Plains, New York, 10601, and the telephone number at such principal offices is (646) 861-7060. Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.federalmogul.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) the Offeror or any of its respective executive officers, directors or affiliates.

Relationship with the Offeror and Certain of Its Affiliates.

Merger Agreement.

On September 6, 2016, the Company, Parent and the Offeror entered into the Merger Agreement.

Stockholders of the Company and other interested parties should read the Merger Agreement for a more detailed description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform stockholders of the Company of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by stockholders of the Company or stockholders of Parent. Neither stockholders of the Company, nor any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, the Offeror or any of their respective subsidiaries or affiliates. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

The foregoing summary of the Merger Agreement – Offer to Purchase is qualified in its entirety by the more detailed description and explanation contained in the Merger Agreement, which is attached as Exhibit (e)(1) to this Schedule 14D-9.

Rights Offering

On March 26, 2015, the Company consummated a $250 million rights offering pursuant to which the Company granted, at no charge to each stockholder on the record date, one transferable subscription right for each whole Share by that stockholder on the record date. Each subscription right entitled a rights holder to purchase 0.126718 Shares of the Company’s common stock at a subscription price equal to $13.15 per Share, subject to rounding down to avoid the issuance of fractional shares as well as the right to purchase additional Shares in the rights offering, subject to availability and pro-rata allocation of shares among rights holders exercising such over-subscription privilege. The Offeror purchased 17,478,165 Shares in the rights offering for a total purchase price of $229.8 million.

Director Independence and Controlled Company Status

The Company’s Shares are listed on the NASDAQ Global Select Market “NASDAQ”, and NASDAQ’s standards and definitions relating to director independence apply to us. The board of directors of the Company (the “Board”) has determined that four of the Company’s current directors, Messrs. Elward, Feldenkreis, Laisure and Subin are independent under these standards and definitions. The Board considered several factors in determining that Messrs. Elward, Feldenkreis, Laisure and Subin are independent. The Board did not assign any particular weight or importance to any single factor but rather considered them as a whole. After considering all relevant information, the Board concluded that none of Messrs. Elward, Feldenkreis, Laisure and Subin had any relationship that would interfere with their exercise of independent judgment in carrying out the responsibilities of a director, and that each of them satisfied NASDAQ’s standards and definitions for independence. Each of Messrs. Cho, Nevin, Mather and Pastor are employed by and/or otherwise affiliated with Mr. Icahn or entities controlled by Mr. Icahn, the Company’s principal beneficial stockholder. Messrs. Jueckstock and Ninivaggi are the Company’s current Co-Chief Executive Officers.

From February 25, 2008, and through the date hereof, IEP, the Company’s principal beneficial stockholder, controlled more than 50% of the voting power of the Company’s common stock. Consequently, the Company is a “controlled company” under applicable NASDAQ rules. Under these rules, a “controlled company” may elect not to comply with certain NASDAQ corporate governance requirements, including requirements that: (i) a majority of the Board consist of independent directors; (ii) director nominees be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors; and (iii) compensation of officers be determined or recommended to the Board by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors.

The Company has elected to use these exemptions. As a result, (i) the Company does not have a majority of independent directors, (ii) the Company does not have a nominating committee or a nominating committee charter and (iii) the Company’s Compensation Committee does not satisfy NASDAQ’s corporate governance requirements applicable to compensation committees of non-controlled companies. See “Item 8—Other Items—Board of Directors” for additional information regarding the Board.

Tax Allocation Agreement

On July 11, 2013, the Company became part of the IEP affiliated group of corporations as defined in Section 1504 of the Internal Revenue Code of 1986 (the “Code”), as amended, of which Parent is the common parent. The Company subsequently entered into a Tax Allocation Agreement (the “Tax Allocation Agreement”) with Parent. Pursuant to the Tax Allocation Agreement, Parent and the Company have agreed to the allocation of certain income tax items and the Company has joined Parent in the filing of Parent’s federal consolidated return and certain state consolidated returns. In those jurisdictions where the Company is filing consolidated returns with Parent, the Company will pay to Parent any tax it would have owed had it continued to file separately. To the extent that the Parent consolidated group is able to reduce its tax liability as a result of including the Company in its consolidated group, Parent will pay the Company an amount equal to 20% of such reduction and the Company will carryforward for its own use under the Tax Allocation Agreement 80% of the items that caused the tax reduction (the “Excess Tax Benefits”). While a member of the Parent affiliated group the Company will reduce the amounts it would otherwise owe Parent by the Excess Tax Benefits. Moreover, the Tax Allocation Agreement provides that if the Company should ever become deconsolidated from Parent, Parent will reimburse the Company for any tax liability in post-consolidation years the Company would not have paid had it actually had the Excess Tax Benefits for its own use. The cumulative payments to the Company by Parent post-consolidation cannot exceed the cumulative reductions in tax to the Parent group resulting from its use of the Excess Tax Benefits. Separate return methodology will be used in determining income taxes.

Insight Portfolio Group LLC (formally known as Icahn Sourcing, LLC)

Insight Portfolio Group, LLC (“Insight”) is an entity formed by IEP in order to maximize the potential buying power of a group of entities with which IEP has a relationship in negotiating with a wide range of suppliers of goods, services and tangible and intangible property at negotiated rates. The Company was a member of the buying group in 2012. Prior to December 31, 2012, the Company did not pay Insight any fees or other amounts with respect to the buying group arrangement. The Company acquired a minority equity interest in Insight in 2013 and agreed to pay a portion of Insight’s operating expenses in 2013. In addition to the minority equity interest held by the Company, certain subsidiaries of IEP and other entities with which IEP has a relationship also acquired minority equity interests in Insight and agreed to pay a portion of Insight’s operating expenses.

IEP Affiliated Companies

IEP has a non-controlling ownership interest in Navistar, Inc. (“Navistar”) and Hertz Global Holdings Inc. (“Hertz”), and a controlling interest in XO Holdings, Inc. (“XO”). The Company’s purchases from each of Hertz and XO were less than $1 million for the year ended December 31, 2015. The Company’s sales to Navistar for the year ended December 31, 2015 were $18 million.

On June 1, 2015, IEP completed an acquisition of substantially all of the assets of Uni-Select USA, Inc. and Beck/Arnley Worldparts, Inc. comprising the U.S. automotive parts distribution of Uni-Select Inc. (“Uni-Select”). Uni-Select is operated independently from the Company and all transactions with Uni-Select are approved by the independent directors of the Company. In connection with IEP’s acquisition of Uni-Select, Mr. Icahn has resigned from the Board and Daniel A. Ninivaggi, Co-Chief Executive Officer of the Company, resigned from the board of directors of IEP. Subsequent to the IEP acquisition of Uni-Select, Uni-Select changed its name to Auto Plus. The Company had $27 million of sales from the date of acquisition through December 31, 2015 to Auto Plus and $12 million of accounts receivable outstanding from Auto Plus as of December 31, 2015.

On February 4, 2016, IEP completed the acquisition of Pep Boys – Manny, Moe & Jack (“Pep Boys”). Pep Boys is operated independently from the Company and all transactions with Pep Boys are approved by the independent directors of the Company. The Company had $5.3 million of sales from the date of acquisition through December 31, 2015 to Pep Boys.

PSC Metals, Inc. (“PSC Metals”) is a wholly-owned subsidiary of IEP. The Company had scrap sales to PSC Metals of $167,000 for the year ended December 31, 2015.

Affiliate Pension Obligations

As a result of the more than 80% ownership interest in the Company by IEP, the Company is subject to the pension liabilities of all entities in which IEP has a direct or indirect ownership interest of at least 80%. One such entity, ACF Industries LLC (“ACF”), is the sponsor of several pension plans. All the minimum funding requirements of the Code and the Employee Retirement Income Security Act of 1974 for these plans have been met as of December 31, 2015. If the ACF plans were voluntarily terminated, they would be underfunded by approximately $101 million as of December 31, 2015. These results are based on the most recent information provided by the plans’ actuaries. These liabilities could increase or decrease, depending on a number of factors, including future changes in benefits, investment returns, and the assumptions used to calculate the liability. As members of the controlled group, the Company would be liable for any failure of ACF to make ongoing pension contributions or to pay the unfunded liabilities upon a termination of the pension plans of ACF. In addition, other entities now or in the future within the controlled group in which the Company is included may have pension plan obligations that are, or may become, underfunded and the Company would be liable for any failure of such entities to make ongoing pension contributions or to pay the unfunded liabilities upon termination of such plans. Further, the failure to pay these pension obligations when due may result in the creation of liens in favor of the pension plan or the Pension Benefit Guaranty Corporation (“PBGC”) against the assets of each member of the controlled group. The current underfunded status of the pension plans of ACF requires it to notify the PBGC of certain “reportable events,” such as if the Company ceases to be a member of the ACF controlled group, or the Company makes certain extraordinary dividends or stock redemptions. The obligation to report could cause the Company to seek to delay or reconsider the occurrence of such reportable events.

Icahn Enterprises Holdings L.P. and the Offeror have undertaken to indemnify the Company for any and all liability imposed upon the Company pursuant to the Employee Retirement Income Security Act of 1974, as amended, or any regulation there under (“ERISA”) resulting from the Company being considered a member of a controlled group within the meaning of ERISA § 4001(a)(14) of which Parent is a member, except with respect to liability in respect to any employee benefit plan, as defined by ERISA § 3(3), maintained by the Company. Icahn Enterprises Holdings L.P. and Offeror are not required to maintain any specific net worth and there can be no guarantee Icahn Enterprises Holdings L.P. and the Offeror will be able to fund its indemnification obligations to the Company.

Registration Rights

The Company has entered into a registration rights agreement with Offeror pursuant to which Offeror has customary piggyback and demand registration rights with respect to its Shares.

Arrangements with Current Executive Officers and Directors of the Company.

Overview

The Company’s executive officers and directors may have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. In considering the recommendation of the Board, including that the stockholders accept the Offer and tender their Shares pursuant to the Offer, stockholders should be aware of these interests. The Special Committee was aware of these interests and considered them, among other matters, in making its determination to, among other things, recommend that the Board approve and declare advisable the Merger

Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and the Board was aware of these interests and considered them, among other matters, in in making its determination to approve and declare advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby and to recommend that the stockholders accept the Offer and tender this Shares pursuant to the Offer, as more fully discussed in “Item 4—The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation” and “–Reasons for the Board’s Recommendation.”

Treatment of Equity-Based Interests Held by Executive Officers and Directors

In accordance with the Merger Agreement, all equity awards under the Company’s 2010 Stock Incentive Plan (the “Company Incentive Plan”), including those held by the Company’s executive officers and directors, that are outstanding immediately prior to the Effective Time will remain outstanding, subject to the vesting and other restrictions set forth in the applicable award agreements and the Company Incentive Plan. Such equity awards will be given the treatment with respect to the Offer and the Merger to which they are entitled by their present terms in the applicable award agreements and the Company Incentive Plan, and the vesting of such equity awards will not be accelerated by virtue of the transactions contemplated by the Merger Agreement.

If the executive officers and directors of the Company who beneficially own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same $9.25 per Share price being offered to all other stockholders of the Company in connection with the Offer. As of September 26, 2016, the executive officers and directors of the Company beneficially owned, in the aggregate, 70,875 Shares, which represents approximately .004% of the outstanding Shares. If the executive officers and directors of the Company were to tender all 70, 875 Shares owned by them for purchase pursuant to the Offer, and those Shares were accepted for purchase at $9.25 per Share, then the executive officers and directors of the Company would collectively receive an aggregate amount of approximately $655,595 in cash.

The following table sets forth, as of September 23, 2016, the approximate cash consideration that each of the Company’s current executive officers and directors would be entitled to receive in respect of his outstanding Shares in connection with the consummation of the transactions contemplated by the Merger Agreement.

Name	Number of Shares	Cash Consideration for Shares ($)
Executive Officers
Daniel Ninivaggi
Co-Chairman, Co-Chief Executive Officer and Chief Executive Officer, Motorparts Segment	—	—
Rainer Jueckstock
Co-Chairman, Co-Chief Executive Officer and Chief Executive Officer, Powertrain Segment	36,137	334,268
Jerome Rouquet
Senior Vice President and Chief Financial Officer	—	—
Directors
SungHwan Cho	—	—
Thomas W. Elward	—	—
George Feldenkreis	34,738	321,327
J. Michael Laisure	—	—
Courtney R. Mather	—	—
Michael Nevin	—	—
Louis J. Pastor	—	—
Neil S. Subin	—	—

Severance Compensation Information

Messrs. Ninivaggi, Jueckstock and Rouquet are parties to employment agreements or offer letters that provide for severance compensation in the event of certain terminations of employment (the “Ninivaggi Employment Agreement,” the “Jueckstock Agreement” and the “Rouquet Offer Letter” respectively, and collectively, the “Executive Agreements”). No Executive Agreement provides for special or enhanced benefits payable on or following a change in control of the Company. The severance benefits available to the executive officers pursuant to the Executive Agreements upon certain terminations of employment (whether prior to or following a change in control) are described below.

Pursuant to the Ninivaggi Employment Agreement, if Mr. Ninivaggi’s employment is terminated by the Company without “cause” (as defined below), Mr. Ninivaggi would be entitled to ninety (90) days’ notice and compensation at the rate of $98,000 per two-week period from the date of the giving of such notice through the ninetieth (90th) day following the date of the giving of such notice.

Under the Ninivaggi Employment Agreement, “cause” means:

•	conviction of any felony or the commencement of a criminal proceeding against Mr. Ninivaggi alleging fraud or violation of the federal securities laws;

•	willful failure to follow the lawful directions given by the Company to Mr. Ninivaggi or the written policies or procedures adopted by the Company from time to time that are made available to Mr. Ninivaggi;

•	failure to come to work on a full-time basis, other than on holidays, vacation days, sick days or other days off under the Company’s business policies;

•	impairment due to alcoholism, drug addiction or similar matters; and

•	a material breach of the Ninivaggi Employment Agreement.

Pursuant to the Jueckstock Employment Agreement, if Mr. Jueckstock’s employment is terminated by the Company without “cause” or by Mr. Jueckstock for “good reason” (each as defined below) prior to March 31, 2017, Mr. Jueckstock is entitled to receive one year’s base salary plus his target bonus under the Company’s Management Incentive Plan for the year in which termination occurs and any vested amounts owing under the Company Incentive Plan. Mr. Jueckstock has also agreed to a non-competition provision for a period that ends one year from the last day of his employment. The non-competition provision may be extended by the Company for an additional one-year period under the conditions set forth in the employment agreement and subject to the Company providing Mr. Jueckstock an additional one year’s base salary during such extension.

Under the Jueckstock Employment Agreement, “cause” means:

•	conviction of any crime (other than traffic violations and similar minor infractions of law);

•	failure to follow, in any material respect, the lawful directions given by the Company or its subsidiaries or the policies or procedures adopted by the Board from time to time;

•	failure to come to work on a full-time basis, other than on holidays, vacation days, sick days or other days off under the Company’s business policies;

•	impairment due to alcoholism, drug addiction or similar matters; and

•	a material breach of the employment agreement, including, without limitation, any breach of the covenants related to confidential information and competitive services set forth in the Jueckstock Employment Agreement.

Under the Jueckstock Employment Agreement, “good reason” means:

•	the failure of the Company to make any payment expressly required to be made under the terms of the employment agreement, if such failure continues for 15 business days following written notice detailing the amount and circumstances of such failure given personally by hand by Mr. Jueckstock to the Chairman of the Board; and

•	a change in title or position resulting in Mr. Jueckstock no longer reporting to the Company’s Board.

Pursuant to the Rouquet Offer Letter, if Mr. Rouquet’s employment is terminated by the Company for any reason other than for cause, Mr. Rouquet is entitled to receive a lump sum severance payment equal to the greater of (i) six months’ base salary (which may be increased to 12 months in the Company’s sole discretion) or (ii) the benefits for which he would be eligible under the Company’s Severance Plan for Salaried Employees, as in effect at the time of termination (the “Severance Plan”) (any such benefits payable would depend on Mr. Rouquet’s age and years of service with the Company when his employment terminates). The receipt of any severance amounts would be subject to Mr. Rouquet’s execution and non-revocation of a separation agreement and release of claims. Mr. Rouquet has also agreed to be subject to non-competition and non-solicitation covenants, with the duration of such covenants depending on the amount of severance he receives.

For a summary of the value of potential payments and benefits payable to the executive officers under certain terminations of employment, assuming for each of the executive officers a termination of employment occurring as of September 1, 2016, please see the table below under the heading, “Item 3—Arrangements with Current Executive Officers and Directors of the Company—Golden Parachute Compensation.”

Potential for Future Arrangements

To the Company’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent or the Offeror, any of their affiliates, or the Company, on the other hand, existed as of the date of filing of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to the Company’s knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of the Company’s current management team will enter into new employment or consulting arrangements with the surviving corporation. Such arrangements may include the right to purchase or participate in the equity of Parent or its affiliates. Any such arrangements with the existing management team would not to be entered into until after the completion of the Offer and would not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Golden Parachute Compensation

This section sets forth the information regarding the compensation for each of the Company’s “named executive officers” (as defined in Item 402 of Regulation S-K) that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation payable to the Company’s named executive officers.

Messrs. Ninivaggi, Jueckstock and Rouquet are entitled to severance payments and benefits under the terms of their Executive Agreements, as described above, in the event of certain terminations of employment of Mr. Ninivaggi, Mr. Jueckstock or Mr. Rouquet (whether or not such terminations occur in connection with the Merger and the transactions contemplated thereby).

In addition, while Mr. Keller-Comte is not party to a written employment agreement with the Company, he would be eligible to receive certain severance compensation in the form of notice pay if he experiences an involuntary termination of employment (whether or not such termination occurs in connection with the Merger and the transactions contemplated thereby). The Company would be required to provide Mr. Keller-Comte with six months’ prior notice of an involuntary termination of employment. Mr. Keller-Comte would receive a lower amount of notice pay if he is placed on a “garden leave” and does not continue to provide services to the Company during such notice period, or a higher amount if he continues to provide services during the notice period. Whether Mr. Keller-Comte continues to provide services during the notice period would be negotiated between Mr. Keller-Comte and the Company at the time of his termination of employment.

Finally, Mr. Norton is no longer eligible to receive severance benefits pursuant to his employment offer letter with the Company, but would instead be eligible to receive severance benefits, if any, in accordance with the Severance Plan (whether or not a termination of employment occurs in connection with the Merger and the transactions contemplated thereby).

The table below summarizes potential golden parachute compensation that each of Messrs. Ninivaggi, Jueckstock Rouquet, Keller-Comte and Norton could be entitled to receive from the Company if the Merger is consummated and, for certain payments and benefits, if such executive officer thereafter incurs a termination of employment under certain circumstances, as discussed below. The amounts indicated below are estimates based on various assumptions that may or may not actually occur, including assumptions described herein. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by Messrs. Ninivaggi, Jueckstock, Rouquet, Keller-Comte and Norton may differ in material respects from the amounts set forth below.

No termination of employment of any of the named executive officers is currently contemplated or anticipated in connection with the Merger. However, solely for purposes of calculating such potential golden parachute compensation, the Company has assumed that the Effective Time occurs on September 1, 2016 and that Messrs. Ninivaggi, Jueckstock, Rouquet, Keller-Comte and Norton would be terminated without “cause” (as defined in their respective Executive Agreements or in the Severance Plan) on such date. The amounts shown in the following table are based on the compensation and benefits levels in effect on September 1, 2016; therefore, if compensation and benefits levels are changed after such date, actual payments to a named executive officer may be different than those provided below.

	Golden Parachute Compensation
Name	Cash (1)	Equity	Perquisites and Benefits	Total
Daniel Ninivaggi	$630,000	—	—	$630,000
Rainer Jueckstock	$1,890,000	—	—	$1,890,000
Jerome Rouquet (2)	$200,000	—	—	$200,000
Jean-Philippe Keller-Comte (3)	€654,810	—	—	€654,810
Brad Norton	$212,500	—	—	$212,500

(1)	It is not currently contemplated that the employment of any of Messrs. Ninivaggi, Jueckstock, Rouquet, Keller-Comte or Norton will terminate in connection with the Merger. However, none of the named executive officers would be entitled to any special or enhanced benefits upon a change in control or upon a termination of employment in connection with a change in control of the Company. The cash severance or notice pay, as applicable, set forth in this column would be payable upon an involuntary termination without cause or due to good reason (Mr. Jueckstock only) occurring either before or after a change in control.
(2)	This figure represents the payment of a cash severance amount equal to six months’ base salary. As described above, the Company may, in its discretion, increase Mr. Rouquet’s cash severance to 12 months’ base salary.
(3)	This figure assumes that Mr. Keller-Comte’s employment is terminated involuntarily by the Company and he continues to provide services through the required six-month notice period. If his employment is involuntarily terminated by the Company and he is instead placed on “garden leave,” Mr. Keller-Comte would be entitled to receive €466,440.

Employee Matters Following Closing.

The Merger Agreement provides that, if the Effective Time occurs prior to December 31, 2016, then until December 31, 2016, Parent will provide or will cause the surviving corporation to provide to employees of the Company and any of its subsidiaries who become employees of the surviving corporation (the “Company Employees”) with (i) compensation that is in the aggregate no less favorable than the aggregate compensation being offered to such Company Employees immediately prior to the Effective Time and (ii) benefit programs that are, in the aggregate, not materially less favorable than the aggregate benefit programs being provided to the Company Employees immediately prior to the Effective Time under the Company’s employee benefit plans.

In addition, for purposes of eligibility and vesting under the employee benefit plans of Parent, the surviving corporation, the Company, the Company’s subsidiaries or any of their respective affiliates providing benefits to the Company Employees after the Closing, which we refer to here as the “New Plans,” and for purposes of accrual of vacation and other paid time off and severance benefits under the New Plans, each Company Employee will be credited with his or her years of service with the Company, the Company’s subsidiaries and their respective affiliates (and any additional service with any applicable predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, prior to the Closing, to credit for such service under any similar employee benefit plan of the Company.

In addition: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces major coverage under a comparable Company benefit plan in which such Company Employee participated immediately before the replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, to the extent permitted under the applicable New Plan, Parent shall cause (A) all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, and (B) any eligible expenses incurred by such Company Employee and his or her covered dependents under a Company benefit plan during the plan year of the New Plan that includes the Effective Time for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

Director Compensation

In 2015, non-employee directors (except Messrs. Icahn (prior to his resignation on May 29, 2015), Cho, Gary, Mather, Nevin and Pastor, who do not receive fees for serving on the Board) were compensated with an annual retainer of $50,000; $1,500 for each Board meeting attended; and $1,000 for each committee meeting attended. In addition, the Chairman of the Audit Committee is paid an additional $20,000 per year. Directors are also reimbursed for their expenses incurred to attend meetings.

Mr. Icahn, as Chairman of the Board of the Company prior to his resignation on May 29, 2015, received compensation in 2015 in the amount of $118,507.55, representing the incremental cost to the Company of his personal use of the Company’s corporate aircraft, including usage following his resignation. Mr. Icahn received no other compensation or fees from the Company in 2015. The calculation of incremental cost for personal use of corporate aircraft includes the variable costs incurred as a result of personal flight activity which are comprised of a portion of ongoing maintenance and repairs, aircraft fuel, airport fees, catering, and fees and travel expenses for the flight crew. The personal use of the corporate aircraft by the Chairman was approved by the Board and the Compensation Committee of the Company.

The Company’s non-employee director compensation program remains the same for 2016, and accordingly, the Company expects that the compensation of its directors in 2016 will be substantially similar to the 2015 compensation levels.

Indemnification; Directors’ and Officers’ Insurance.

The Company is incorporated under the laws of the State of Delaware. Under Section 145 of the DGCL, the Company has the power to indemnify its directors, officers, employees and agents against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Certificate of Incorporation (the “Certificate”) and By-laws (the “By-Laws”) of the Company require the Company to indemnify any person who is or was a director or officer of the Company, and each person who serves or served at the request of the Company as a director or officer or is or was serving at the request of the Company or a subsidiary of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted under the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payment of dividends or stock purchases or redemptions by the corporation in violation of Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The Certificate includes such a provision. As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for certain breaches of his or her fiduciary duty to the Company. This provision does not, however, eliminate a director’s fiduciary responsibilities and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws.

The Company maintains directors’ and officers’ liability insurance policies, which insure against liabilities that the Company’s directors or officers may incur in such capacities. These insurance policies may be sufficiently broad to permit indemnification of the Company’s directors and officers for liabilities, including reimbursement of expenses incurred, arising under the Securities Act or otherwise.

The Merger Agreement provides that from and following the Effective Time, Parent and the surviving corporation, shall indemnify and hold harmless each present and former director and officer of the Company and its subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, arising out of matters existing or occurring at or prior to the Effective Time. Such indemnified parties are also entitled to advancement of expenses incurred in connection with any such claim, action, suit, proceeding or investigation.

The Merger Agreement also provides that for a period of six years from the Effective Time, the surviving corporation shall maintain provisions that are no less favorable than are as set forth in the Certificate and By-Laws with respect to limitation of liabilities of directors and indemnification and advancement of expenses of present and former officers and directors of the Company and its subsidiaries. In addition, prior to the Effective Time, the Company shall cause the surviving corporation to obtain and fully pay for “tail” insurance policies with a claims period of six years from and after the Effective Time, with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see Section 7.6 of the Merger Agreement, “Indemnification; Directors’ and Officers’ Insurance” attached hereto as Exhibit (e)(1).

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation

A special committee, comprised solely of directors that the Board determined (x) were not members of management, (y) were not affiliated with IEP or its affiliates other than by virtue of such director’s position as a member of the Board and (z) otherwise did not have a material interest in the transactions contemplated by or arising out of the proposal by IEP to acquire the remaining Shares not already owned by the Offeror, or any alternative thereto (the “Special Committee), has unanimously adopted resolutions: (i) determining that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders (other than Parent, the Offeror and their respective affiliates), and (ii) recommending that the Board adopt resolutions (a) approving and declaring advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (b) determining that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of the Company and its stockholders (other than Parent, the Offeror and their respective affiliates) and (c) recommending that such stockholders accept the Offer and tender their Shares pursuant to the Offer (the “Special Committee Recommendation”).

At a meeting held on September 6, 2016, the Board, based on the unanimous recommendation of the Special Committee, unanimously adopted resolutions: (i) approving and declaring advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) determining that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders (other than Parent, the Offeror and their respective affiliates); and (iii) recommending that such stockholders accept the Offer and tender their Shares pursuant to the Offer.

Background of the Merger

On February 28, 2016, the Board received a letter from IEP, the beneficial owner of approximately 82.0% of the outstanding Shares, in which IEP indicated its interest in discussing a potential acquisition of the issued and outstanding Shares not owned directly or indirectly by IEP in a merger transaction at a price per share of $7.00, representing a premium of approximately 41% to the Company’s closing stock price of $4.98 per Share on February 26, 2016, the last trading day prior to IEP’s offer. As indicated by the letter, consummation of the proposed transaction would, in addition to customary conditions, be subject to the non-waivable conditions that the proposed transaction be approved by (i) a special committee of independent directors, who are not affiliated with IEP or its affiliates, that has been empowered to freely select its own advisors and to reject the transaction definitively, and (ii) an informed vote of the holders of a majority of the Shares held by stockholders who are not affiliated with IEP or its affiliates.

On February 29, 2016, the Company publicly announced the receipt of IEP’s offer and the Company’s stock price closed at $7.26 per share (which closing price represented approximately a 46% premium to the closing price of the Shares on February 26, 2016, the last trading day prior to IEP’s initial offer).

On March 1, 2016, the Board held a meeting to discuss IEP’s offer and the establishment of the Special Committee. At that meeting, the Board (i) delegated to the Audit Committee of the Board the authority to establish and constitute the Special Committee and to delegate to the Special Committee the full power of the Board to consider and negotiate the terms and conditions of the transaction contemplated by IEP’s offer or any alternatives thereto involving the Company and IEP, and (ii) determined that each of Messrs. Thomas W. Elward, George Feldenkreis, J. Michael Laisure and Neil Subin (x) was not a member of management, (y) was not affiliated with IEP or its affiliates other than by virtue of such director’s position as a director of the Company and (z) otherwise did not have a material interest in the transaction contemplated by or arising out of IEP’s offer or any alternative thereto. Thereafter, the Audit Committee of the Board established and constituted the Special Committee, appointed each of Messrs. Elward, Feldenkreis, Laisure and Subin to serve on the Special Committee and delegated to the Special Committee the full power of the Board to consider and negotiate the terms and conditions of the transaction contemplated by IEP’s offer or any alternatives thereto involving the Company and IEP.

Following its establishment, the Special Committee held a meeting on March 8, 2016 to interview a representative of Richards, Layton & Finger, P.A. (“RLF”) and to consider the retention of RLF as outside legal counsel to the Special Committee. RLF previously had served as outside legal counsel to a special committee of the Board during 2012 and 2013 formed in connection with a rights offering, of which Messrs. Feldenkreis and Laisure were members. After further discussion, following the departure of the representative from RLF, the Committee agreed to retain RLF as its outside legal counsel. Thereafter, on March 9, 2016, the Special Committee met to discuss potential financial advisors to the Special Committee that the Special Committee deemed advisable to interview in connection with its review of IEP’s offer and alternatives thereto. By this time, the Special Committee had received information from potential financial advisors regarding their respective qualifications to serve as financial advisor to the Special Committee that had been provided to the Company following the public announcement of IEP’s offer. The Special Committee met to discuss this information, the prior experience of the Special Committee members with the various potential financial advisors and the key attributes that the Special Committee would desire in selecting a financial advisor for this undertaking.

On March 14, 2016, Mr. Feldenkreis resigned from the Special Committee due to other commitments that would prevent him from devoting to the Special Committee’s process the amount of time he believed would be necessary to fulfill his duties as a member of the Special Committee. Also on March 14, 2016, following a recommendation by the Audit Committee of the Board, the Board adopted the proposed charter for the Special Committee as presented to the Board by the Audit Committee, and confirmed that the Special Committee would consist of Messrs. Elward, Laisure and Subin, with Mr. Elward acting as the chair of the Special Committee. The charter delegates to the Special Committee the full power and authority of the Board to, among other things, take any actions with respect to IEP’s offer or any alternative thereto (including, without limitation, any consideration, negotiation, termination, rejection or approval in connection with such offer or any alternative thereto). The Board also approved restrictions on its ability to, among other things, approve the transaction contemplated by IEP’s offer or any alternative thereto without a prior favorable recommendation of such transaction or any such alternative by the Special Committee.

On March 14, 2016 and March 15, 2016, the Special Committee, along with representatives of RLF, interviewed potential independent financial advisors, including Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), to assist the Special Committee in connection with its review of IEP’s offer and any alternatives thereto involving the Company.

On March 17, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to consider the selection of a financial advisor. Also present at the meeting by invitation of the Special Committee were representatives of RLF. At the meeting, the Special Committee determined, subject to the negotiation of a satisfactory engagement letter, to retain Houlihan Lokey as the Special Committee’s independent financial advisor in light of, among other things, Houlihan Lokey’s experience and reputation, commitment to assign its senior members to the engagement, proposed fee structure and confirmation, based on its internal procedures, of the absence of material engagements involving IEP and certain related entities. Representatives of RLF then reviewed with the Special Committee its fiduciary duties, including in connection with its consideration of a potential transaction with IEP, and the Special Committee discussed and considered its mandate, including its power to reject IEP’s offer and to consider alternatives thereto.

On March 22, 2016, a monthly meeting was held between members of the Company’s management and IEP to discuss the Company’s financial performance. Notice of such meeting was given to the Special Committee, and the Special Committee was provided copies of the materials for the meeting. Such meetings occur monthly between members of the Company’s management and IEP, and follow-up phone calls between members of the

Company’s management and IEP typically occur thereafter to respond to more detailed inquiries from IEP about the Company’s financial performance discussed at the meeting.

On March 29, 2016, the Special Committee formally engaged Houlihan Lokey as financial advisor to the Special Committee.

On March 30 and 31, 2016, meetings were held at IEP’s office in New York between members of the Company’s management and IEP to discuss business updates and marketing strategy. The Special Committee was advised of such meetings in advance thereof.

On March 31, 2016, the Board received a communication from Keith Cozza, President and Chief Executive Officer of IEP, stating that IEP was not considering selling its stake in the Company at the present time.

On April 4, 2016, the Special Committee held a meeting at which all members of the Special Committee were present. Also present at the meeting by invitation of the Special Committee were representatives of RLF and, for portions of the meeting, members of the Company’s management, including Messrs. Daniel A Ninivaggi, Co-Chief Executive Officer and Co-Chairman of the Board and Chief Executive Officer of Federal-Mogul Motorparts (“Motorparts”), Rainer Jueckstock, Co-Chief Executive Officer and Co-Chairman of the Board and Chief Executive Officer of Federal-Mogul Powertrain (“Powertrain”) and Jerome Rouquet, Senior Vice President and Chief Financial Officer of the Company. At the meeting, members of the Company’s management reviewed with the Special Committee management’s latest three-year projections for fiscal years 2016 through 2018 as well as the Company’s (and each of Motorparts’ and Powertrain’s) historical and projected financial results and trends, including in sales, gross margin, selling, general and administrative expense, capital expenditures, operational EBITDA, value cash flow and free cash flow (the “April Projections”), as well as certain factors impacting the April Projections and other key assumptions. Management did not provide projections for fiscal years 2019 and 2020. Following such discussion, the Special Committee directed management to provide the April Projections to Houlihan Lokey, to cooperate with Houlihan Lokey in connection with its review of the Company and to notify the Special Committee of, among other things, any major changes to the 2016 budget or to the April Projections. The Special Committee then discussed the guidelines that had been sent by the Special Committee to the Company on March 22, 2016 relating to, among other things, the role and function of the Special Committee, interactions between members of management and IEP as well as potential conflicts of interest (such guidelines, the “Management Guidelines”).

Following the departure of members of management from the meeting, the Special Committee discussed with representatives of RLF the process moving forward, including, among other things, the advisability of directing Houlihan Lokey to conduct a full sale process in light of IEP’s statement that it was not considering a sale of its interest in the Company at the present time. The Special Committee determined that, in light of IEP’s statement, it would not direct Houlihan Lokey to conduct such a sale process.

In addition to the Management Guidelines, the Special Committee discussed the description of ordinary course communications between members of management and IEP that had been sent to representatives of RLF from the Company and the information management requests that representatives of RLF had asked to be established in connection with such ordinary course communications, including, among others, that no discussion of the Special Committee’s process or related matters occur at any such meeting and that any matters discussed at such meetings, if any, that management believed may present a potential conflict of interest between IEP and the minority stockholders be brought to the attention of Mr. Elward and RLF. The Special Committee also discussed the independence of each of the Special Committee members, including that Mr. Laisure served on the board of directors of an IEP affiliate. Mr. Laisure confirmed that his compensation for service as a director of such affiliate was not material to him and that such service would not affect his independence or otherwise impact his ability to serve on the Special Committee. The Special Committee then confirmed its view that each of its members was disinterested and independent and fully able to consider the matters delegated to the Special Committee. The RLF representatives noted that RLF had received a draft of a merger agreement in respect of

IEP’s offer from representatives of Proskauer Rose LLP, counsel to IEP (“Proskauer”), and that RLF would, among other things, provide the Special Committee with a summary of the terms thereof.

Also on April 4, 2016, certain members of the Company’s management and representatives of Houlihan Lokey held a call to discuss the April Projections and related matters. Thereafter, throughout the Special Committee’s review and consideration of IEP’s offer, members of the Company’s management and representatives of Houlihan Lokey held numerous calls to discuss the Company’s financial performance and outlook and related matters.

On April 11, 2016 and April 18, 2016, the Special Committee held meetings at which all members of the Special Committee were present to receive an update on Houlihan Lokey’s review of the Company and to discuss the in-person diligence meeting to be held between Messrs. Elward and Subin (together with representatives of RLF and Houlihan Lokey) and members of the Company’s management on April 19, 2016. Also present at each of the meetings by invitation of the Special Committee were representatives of RLF and Houlihan Lokey.

On April 19, 2016, Mr. Elward and members of the Company’s management, together with representatives of RLF and Houlihan Lokey, held an in-person diligence meeting at the Company’s headquarters in Southfield, Michigan. Mr. Subin also joined portions of the meeting by telephone.

On April 25, 2016, members of the Company’s management and IEP held a monthly meeting to discuss the Company’s first quarter 2016 financial performance. Also present at this meeting at the direction of the Special Committee were representatives of Houlihan Lokey. Notice of such meeting was given to the Special Committee and Houlihan Lokey, and they were provided copies of the materials for the meeting.

Also on April 25, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to discuss the in-person diligence meeting that was held with members of management on April 19, 2016 and related matters and potential next steps in the process. Also present at the meeting by invitation of the Special Committee were representatives of RLF and Houlihan Lokey. At the meeting, the Special Committee discussed the Company’s financial performance, including its expected performance in the first quarter of 2016. Representatives of Houlihan Lokey discussed with the Special Committee certain matters that the Company had provided to or discussed with Houlihan Lokey relating to the Company’s capital structure and material contracts, as well as the Company’s significant leverage and potential need to refinance all or a portion of its debt prior to 2018. In particular, management noted that the Company’s significant leverage and refinancing needs made it difficult to forecast the Company’s financial position beyond fiscal year 2018 as such forecasts would require assumptions about the Company’s interest expense and financial position that would be contingent on a number of factors, including market conditions at the time the Company refinanced its debt obligations. Following further discussion, as requested by the Special Committee, representatives of Houlihan Lokey reviewed with the Special Committee a preliminary list of financial sponsors and strategic buyers that, based on such parties’ presence in the industries in which the Company operates as well as the capacity to undertake a transaction involving the Company, might be contacted in connection with targeted outreach efforts. In order to assist the Special Committee in such efforts, representatives of Houlihan Lokey proposed to contact the parties on such list to determine whether such parties would be interested in purchasing the outstanding Shares not owned by IEP and its affiliates and to direct such parties to the Company’s public filings for information regarding the Company. The Special Committee determined to review the proposed list and to provide Houlihan Lokey with feedback thereon. The Special Committee also discussed potential next steps in the process and a timetable for responding to IEP’s offer.

On April 26, 2016, there was a regular meeting of the Board. The Board materials included a one-page summary of sales, operational EBITDA, capital expenditures and operating cash flow included in the April Projections and were provided to all directors, including the IEP representatives on the Board.

On April 28, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to review a revised list reflecting discussions at the Special Committee’s April 25, 2016 meeting that had been circulated to the Special Committee on April 27, 2016 of 14 financial sponsors and 18 strategic buyers that might be contacted to assess their interest in purchasing the issued and outstanding Shares not owned by IEP and its affiliates. Also present at the meeting by invitation of the Special Committee were representatives of RLF. The Special Committee assessed the list with the goal of determining whether there was any interest in acquiring the issued and outstanding Shares not owned by IEP and its affiliates and to determine whether any potential buyer would provide feedback about the Company, which feedback could be used in negotiations with IEP if the Special Committee decided to make a counterproposal to IEP. After considering the parties on the list, the Special Committee directed representatives of RLF to inform Houlihan Lokey that the Special Committee did not have any further revisions to the list and to instruct Houlihan Lokey to initiate contact with such parties.

On April 29, 2016, at Houlihan Lokey’s request, Company’s management agreed that it would develop a five-year forecast through fiscal year 2020.

On May 2, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to receive an update on Houlihan Lokey’s review of the Company and to discuss potential next steps in the process. Also present at the meeting by invitation of the Special Committee were representatives of RLF and Houlihan Lokey. Representatives of Houlihan Lokey provided an update to the Special Committee regarding the status of Houlihan Lokey’s review of the Company, including, among other things, that the Company’s management had indicated that it would develop a five-year forecast through fiscal year 2020. Representatives of Houlihan Lokey also provided the Special Committee with an update on the Special Committee’s targeted outreach efforts, noting that, as directed by the Special Committee, Houlihan Lokey would begin contacting parties during the course of the week. The Special Committee also considered a request from IEP for an in-person meeting on May 11, 2016. The Special Committee directed its advisors to reject the request for a meeting on such date, given that the Special Committee was continuing to conduct its diligence review and assessment.

On May 5, 2016, the Company provided Houlihan Lokey with revised April Projections, which had been updated to reflect additional information on certain cash flow inputs, as well as projections for 2019 and 2020 not previously included in the April Projections, including historical and projected results and trends, including in sales, gross margin, selling, general and administrative expense, capital expenditures, operational EBITDA, value cash flow and free cash flow (together with supporting schedules, the “May Projections”), which were subsequently reviewed and approved by the Special Committee. Management indicated to Houlihan Lokey that, while it had prepared the 2019 and 2020 forecasts included in the May Projections, such projections inherently contained more uncertainty than the 2016 through 2018 projections as a result of, among other things, the Company’s need to refinance all or a portion of its debt in 2018. As a result, the 2019 and 2020 forecasts contained in the May Projections included assumptions about the Company’s interest expense and financial position in connection with a refinancing that would be contingent on a number of factors outside the Company’s control, including market conditions at the time the Company refinanced its debt obligations. At Houlihan Lokey’s request, Company management subsequently prepared supplemental schedules with additional details related to the May Projections.

On May 9, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to receive an update on Houlihan Lokey’s review of the Company and to discuss potential next steps in the process. Also present at the meeting by invitation of the Special Committee were representatives of RLF and Houlihan Lokey. At the meeting, representatives of Houlihan Lokey updated the Special Committee regarding, among other things, the Special Committee’s targeted outreach efforts, noting that approximately two-thirds of the financial sponsors contacted had expressed no interest in acquiring the outstanding Shares not owned by IEP and its affiliates and that no financial sponsors had proposed, as an alternative, an acquisition of the whole Company. Houlihan Lokey also noted that outreach to strategic buyers had commenced.

The Special Committee discussed potential next steps in the process, including that an in-person meeting had been proposed by IEP for May 17, 2016 as an opportunity for IEP to receive feedback on its offer. Representatives of RLF also reviewed with the Special Committee the terms of the draft merger agreement that had been sent to RLF from Proskauer, including the representations and warranties, the provisions restricting discussions and negotiations in respect of acquisition proposals from third parties, the provisions relating to the parties’ efforts to consummate the merger, and the provisions relating to termination. Representatives of RLF noted that they would discuss the merger agreement (and certain proposed changes thereto) in further detail at a subsequent meeting and that, at Mr. Elward’s direction, Proskauer’s draft of the merger agreement had been sent to Winston & Strawn, LLP (“Winston”), the Company’s outside counsel, for its review with the caveat that the delivery of the agreement to Winston should not be construed as an indication that the Special Committee intended to make a counterproposal or take any other action with respect to IEP’s offer.

On May 11, 2016, the Special Committee held a meeting at which all members of the Special Committee were present. Representatives of RLF and Houlihan were present at the meeting by invitation of the Special Committee. During this meeting, Houlihan Lokey discussed with the Special Committee certain preliminary financial perspectives regarding the Company and potential strategic alternatives to IEP’s proposed transaction, including remaining a stand-alone entity, a sale of the minority interest to an unaffiliated third party, a spin-off of Motorparts or a leveraged recapitalization, and also reviewed with the Special Committee the results of the Special Committee’s targeted outreach efforts, which did not result in any of the potential strategic or financial buyers indicating an interest in acquiring the minority interest. The Special Committee then discussed potential next steps in the process, including meeting in advance of the proposed in-person meeting with IEP scheduled for May 17, 2016.

On May 13, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to continue discussions with Houlihan Lokey regarding Houlihan Lokey’s preliminary financial perspectives regarding the Company initially discussed at the May 11, 2016 meeting and potential next steps in the process. Representatives of RLF and Houlihan Lokey were present at the meeting by invitation of the Special Committee. At the meeting and in preparation for the Special Committee’s upcoming meeting with IEP, the Special Committee discussed, among other things, potential strategies for responding to IEP’s offer and seeking improved pricing terms. The Special Committee considered the advisability of making a counterproposal at a price meaningfully higher than ultimately the Special Committee would be willing to recommend in an effort to maximize value for the minority stockholders. Representatives of Houlihan Lokey noted that there were no additional communications from the parties contacted in connection with the Special Committee’s targeted outreach efforts. Houlihan Lokey also discussed with the Special Committee certain updates to the preliminary financial perspectives discussed with the Special Committee on May 11, 2016. The Special Committee also discussed the upcoming in-person meeting with IEP, at which Mr. Ninivaggi would be present to respond to any questions about the Company’s business.

Following further discussion, representatives of RLF reviewed with the Special Committee a proposed revised draft of the merger agreement as well as a summary of certain changes from the initial draft of the merger agreement proposed by IEP, including with respect to the restrictions on acquisition proposals from third parties as well as the parties’ efforts to consummate the merger. Representatives of RLF also discussed with the Special Committee the possibility of including a requirement that IEP vote its Shares in favor of a “superior proposal” submitted by a third-party acquiror under certain specified circumstances, and the Special Committee determined to take the inclusion of such a provision under advisement.

On May 16, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to prepare for the in-person meeting with IEP to be held the following day. Also present at the meeting by invitation of the Special Committee were representatives of RLF and Houlihan Lokey. At this meeting, Houlihan Lokey reviewed with the Special Committee certain financial information that had been prepared at the request of the Special Committee for negotiating purposes in support of the Special Committee’s efforts to present a strong counterproposal to IEP’s offer. The Special Committee discussed and considered the appropriate negotiating strategy and determined to respond to IEP’s offer with a counterproposal of $11.75 per share. Representatives of RLF then reviewed with the Special Committee the proposed revised draft of the merger agreement that was discussed at the May 13, 2016 meeting of the Special Committee.

On May 17, 2016, Mr. Elward, together with representatives of Houlihan Lokey, held an in-person meeting with Messrs. Icahn and Cozza and Sung Hwon Cho, Director and Chief Financial Officer of IEP, at which Mr. Ninivaggi was also present, to present the Special Committee’s counterproposal.

On May 20, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to receive an update from Mr. Elward and representatives of Houlihan Lokey on the May 17, 2016 meeting and to discuss potential next steps in the process. Representatives of RLF and Houlihan Lokey were present at the meeting by invitation of the Special Committee. The Special Committee discussed Mr. Icahn’s reaction to the counterproposal, including his indication that he would not be willing to pay more than $8.50 per share under any circumstances. Representatives of Houlihan Lokey noted for the Special Committee that members of Company management contacted Houlihan Lokey earlier that day, among other things, to provide updated financial performance estimates for Powertrain reflecting downward revisions to projected sales for 2016 through 2020 and operational EBITDA for 2017 through 2020 as a result of certain customer issues and the continued downturn in the heavy duty and industrial segments of the automotive parts industry (the “May Financial Updates”).

On May 21, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to discuss the May Financial Updates and potential next steps in the process of considering IEP’s offer. Also present at the meeting by invitation of the Special Committee was a representative of RLF. The Special Committee discussed the May Financial Updates, including that such updates reflected a less positive outlook for the Powertrain business than the estimates reflected in the May Projections previously discussed with the Special Committee. The Special Committee directed Mr. Elward to instruct Houlihan Lokey not to use the May Financial Updates in any financial analyses. In connection with its discussion of potential next steps in the process, the Special Committee confirmed its view that Houlihan Lokey should speak with representatives of IEP to obtain additional feedback with respect to the Special Committee’s counterproposal and related information discussed at the May 17, 2016 meeting. The Special Committee also discussed the difference between its counterproposal and IEP’s public offer of $7.00 per share (and its statements at the meeting that IEP may be willing to consider an increase in its offer but would not exceed a maximum of $8.50 per share) and the ways in which it might be able to obtain a price increase from IEP.

On May 24, 2016, members of the Company’s management and IEP held a monthly meeting to discuss the Company’s financial performance and outlook, including the May Financial Updates. Also present at this meeting at the direction of the Special Committee were representatives of Houlihan Lokey. Notice of such meeting was given to the Special Committee and Houlihan Lokey, and they were provided copies of the materials for the meeting.

On May 27, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to receive an update on the process and to discuss potential next steps in the process. Also present at the meeting by invitation of the Special Committee were representatives of RLF and Houlihan. At the meeting, the May Financial Updates were discussed. Following such discussion, the Special Committee confirmed its view that Houlihan Lokey should not use the May Financial Updates in any financial analyses. Houlihan Lokey then reviewed with the Special Committee the feedback it had received from IEP on the Special Committee’s counterproposal and related information discussed during the May 17, 2016 meeting and noted for the Special Committee that, while Houlihan Lokey would consider such feedback (although, as instructed by the Special Committee, not the May Financial Updates) in further evaluating its preliminary financial perspectives regarding the Company, such feedback likely would not fundamentally change such perspectives. The Special Committee then discussed potential next steps in the process and determined to wait to discuss Houlihan Lokey’s updated preliminary financial perspectives regarding the Company before making a determination on how to proceed.

On June 1, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to discuss Houlihan Lokey’s updated preliminary financial perspectives regarding the Company as well as additional details regarding the Company’s financial performance and IEP’s feedback, and to discuss potential next steps in the process. Representatives of RLF and Houlihan Lokey were present at the meeting by invitation of the Special Committee. At the meeting, Houlihan Lokey reviewed with the Special Committee, among other things, the recent performance of the Shares and Houlihan Lokey’s updated preliminary financial perspectives on the Company. The Special Committee then discussed potential next steps in the process and considered, among other things, the significant gap between its counterproposal of $11.75 per share and IEP’s indication that it may be willing to increase its offer but such offer would not exceed a maximum of $8.50 per share. Following further discussion, and after considering, among other things, the recent performance of the Shares, updated preliminary financial perspectives discussed with Houlihan Lokey and the Special Committee’s views regarding negotiating strategy, the Special Committee determined that it would not lower its counterproposal to IEP at this time and directed Houlihan Lokey to inform IEP that the Special Committee would not be willing to recommend a transaction at either $7.00 per share or $8.50 per share.

On June 8, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to receive an update on IEP’s response to the Special Committee’s indication that it would not be willing to recommend a transaction at either $7.00 per share or $8.50 per share. Also present at the meeting by invitation of the Special Committee were representatives of RLF and, for portions of the meeting, Houlihan Lokey. Representatives of Houlihan Lokey provided an update to the Special Committee that, in response to the Special Committee’s indication, Mr. Icahn had reiterated his indication that IEP may be willing to increase its offer to $8.50 per share, to which he requested feedback by the close of business on June 10, 2016, and expressed his views as to various challenges facing the Company, including the fact that in light of the Company’s significant leverage and potential need to refinance all or a portion of its debt prior to 2018, a rights offering or other capital dilutive transaction to secure additional equity financing, or another strategic transaction, may be necessary. The Special Committee then discussed IEP’s indication that it may be willing to offer $8.50 per share and considered, among other things, the recent performance of the Shares, the updated preliminary financial perspectives discussed with Houlihan Lokey at the June 1, 2016 meeting, the Special Committee’s views regarding negotiating strategy and the likelihood of IEP withdrawing its offer. Following further discussion, the Special Committee directed Houlihan Lokey to further refine its preliminary financial perspectives regarding the Company in order to assist the Special Committee in its evaluation of a possible $8.50 per share offer and to advise IEP that it would not be in a position to respond by the close of business on June 10, 2016. Following the departure of representatives of Houlihan Lokey from the meeting, the Special Committee further discussed IEP’s response to the Special Committee’s indication and potential next steps in the process, determining that it would discuss such matters further following additional discussions with Houlihan Lokey.

On June 10, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to discuss the process they had undertaken to date and potential next steps in the process. Also present at the meeting by invitation of the Special Committee were representatives of RLF. Representatives of RLF provided the Special Committee with an update that they had spoken with representatives of Houlihan Lokey, who had relayed that IEP had indicated that it would not publicly withdraw its offer prior to receiving the Special Committee’s feedback regarding IEP’s possible $8.50 per share offer. The Special Committee then discussed potential next steps in the process. Representatives of RLF reviewed with the Special Committee, among other things, its fiduciary duties in considering IEP’s offer. Following a discussion of the risks inherent in the Company continuing as a standalone entity, the need for a refinancing in 2018 of all or a portion of the Company’s debt and the possibility of a future rights offering at a price lower than IEP’s $8.50 per share indication and the risk that IEP would decide not to backstop such rights offering, the Special Committee considered, among other things, the possibility of making a revised counterproposal after further discussions with Houlihan Lokey.

On June 14, 2016, the Special Committee held a meeting at which all members of the Special Committee were present. Also present at the meeting by invitation of the Special Committee were representatives of RLF and, for portions of the meeting, Houlihan Lokey. Houlihan Lokey discussed with the Special Committee preliminary financial analyses with respect to IEP’s offer and related matters. The Special Committee then discussed the process that it had undertaken to date and potential next steps in the process. The Special

Committee also considered strategies for negotiating with IEP. Following the departure of the representatives of Houlihan, the Special Committee considered a range of prices per share at which the Special Committee would be willing to recommend a transaction and the strategy most likely to lead to IEP agreeing to a higher price per share. After further discussion, the Special Committee determined to revise its counterproposal to $9.75 per share. The Special Committee then discussed the revised draft of the merger agreement and determined that it would be premature to send along such draft. The Special Committee then directed Mr. Elward to communicate its revised counterproposal to representatives of Houlihan Lokey and to instruct Houlihan Lokey to convey such revised counterproposal to IEP.

Later that evening, in accordance with the Special Committee’s directives, representatives of Houlihan Lokey communicated the Special Committee’s revised counterproposal of $9.75 per share to representatives of IEP.

On June 15, 2016, the Special Committee held a meeting at which all members of the Special Committee, except for Mr. Laisure, were present to discuss a call scheduled for the next day with Mr. Icahn and other representatives of IEP. Also present at the meeting by invitation of the Special Committee was a representative of RLF. The Special Committee discussed its strategy for the call, which had been scheduled at Mr. Icahn’s request after Houlihan Lokey conveyed the Special Committee’s $9.75 per share revised counterproposal. The Special Committee determined, among other things, that it would not suggest on the call any willingness to recommend a transaction at a price below $9.75 per share. The Special Committee then directed the representative of RLF to update Mr. Laisure as to the determinations made at the meeting.

On June 16, 2016, members of the Special Committee, and at the invitation of the Special Committee, representatives of Houlihan Lokey, held a call with Mr. Icahn and other representatives of IEP to receive Mr. Icahn’s views of the Company’s business and IEP’s offer.

Later that evening, the Special Committee held a meeting at which all members of the Special Committee were present to discuss the call that took place earlier in the evening. Also present at the meeting by invitation of the Special Committee were representatives of RLF and Houlihan Lokey. The Special Committee discussed the concerns expressed by Mr. Icahn as to, among other things, the future of the Company’s business and the risks facing the Company and the industries in which it operates, citing the Company’s liquidity situation and possible need to refinance in the near term, including the possibility of a future rights offering or other capital dilutive transaction. The Special Committee also discussed Mr. Icahn’s discussion of the possibility of a future rights offering at a reduced market price if a transaction were not approved. The Special Committee then discussed potential next steps in the process. The Special Committee noted, among other things, that IEP seemed to be backing away from its indication that it may be willing to increase its offer to $8.50 per share and was now suggesting that if it were to increase its $7.00 per share offer, it would only increase it to $8.00 per share. The Special Committee discussed strategies for convincing IEP to agree to a higher price per share and the possibility that IEP would withdraw its offer in the absence of a counterproposal from the Special Committee.

On June 17, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to discuss the Special Committee’s response to IEP at a call scheduled for that evening. Also present at the meeting by invitation of the Special Committee were representatives of RLF and Houlihan Lokey. At the meeting, the representative of RLF summarized the Special Committee’s fiduciary duties, and Houlihan Lokey continued its discussions with the Special Committee regarding preliminary financial aspects of IEP’s offer and related matters initially discussed at the June 14, 2016 meeting. The Special Committee discussed potential next steps in the process, focusing on either revising its counterproposal below $9.75 per share but above $8.50 per share, or refusing to provide a lower revised counterproposal and advising IEP that the Special Committee was not willing to support a transaction at or below $8.50 per share. After such discussion, the Special Committee determined not to lower its revised counterproposal of $9.75 per share at such time and directed Mr. Elward and representatives of Houlihan Lokey to convey such determination to IEP. The Special Committee then adjourned the meeting to allow Mr. Elward and Houlihan Lokey to join a call with IEP.

Mr. Elward and representatives of Houlihan Lokey then joined a call with representatives of IEP to indicate, in accordance with the Special Committee’s instructions, that the Special Committee was not willing to support a transaction at or below $8.50 per share.

Following the call with IEP, the Special Committee reconvened to discuss the call held with IEP. An update on the call was provided to the Special Committee and it was noted that Mr. Icahn had expressed disappointment at not receiving a revised counterproposal from the Special Committee, indicated IEP’s intent to formally increase its offer to $8.00 per share and requested that the Special Committee respond to such offer the following week.

Thereafter on June 17, 2016, IEP delivered a letter to the Board in which IEP offered to acquire the remaining Shares not owned by IEP for $8.00 per share in cash, subject to the same conditions set forth in IEP’s original offer letter, which offer represented approximately a 61% premium to the closing stock price of the Shares on February 26, 2016, the last trading day prior to IEP’s initial offer.

On June 20, 2016, the Company publicly announced the receipt of IEP’s increased offer and the Company’s stock price closed at $8.48 per share (which closing price represented approximately a 70% premium to the closing price of the Shares on February 26, 2016, the last trading day prior to IEP’s initial offer).

On June 21, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to receive an update on the developments that had occurred since the last meeting of the Special Committee and to discuss potential next steps in the process. Also present at the meeting by invitation of the Special Committee were representatives of RLF and Houlihan Lokey. The Special Committee discussed IEP’s updated offer letter that had been delivered to the Board and the stock market’s reaction to the announcement of such offer. The Special Committee also discussed the Company’s business prospects and related risks, the preliminary financial aspects of IEP’s offer and related matters initially discussed at the June 14, 2016 meeting, which Houlihan Lokey noted had not changed materially since such meeting, and potential next steps in the process. Following further discussion, the Special Committee concluded that a price below $9.75 per share would offer the stockholders more value than the Company continuing as a standalone entity and determined to respond to IEP’s offer with a revised counterproposal of $9.25 per share. The Special Committee also discussed whether to send Proskauer a draft of the revised merger agreement concurrently with making its counterproposal to IEP. The representatives of RLF summarized the principal changes to the merger agreement and, following such summary and additional discussion, the Special Committee determined that it would not send the merger agreement at this time and directed Houlihan Lokey to communicate the Special Committee’s counterproposal to IEP.

Later that evening, as directed by the Special Committee, representatives of Houlihan Lokey communicated the Special Committee’s revised counterproposal of $9.25 per share to representatives of IEP.

On June 22, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to receive an update from Houlihan Lokey regarding its call the previous evening with IEP and to discuss the terms of the revised merger agreement and potential next steps in the process. Also present at the meeting by invitation of the Special Committee were representatives of RLF and Houlihan Lokey. At the meeting, representatives of Houlihan Lokey updated the Special Committee on IEP’s reaction to the Special Committee’s counterproposal, noting that Mr. Icahn had indicated that he would need time to respond. Thereafter, representatives of RLF reviewed with the Special Committee the terms of the merger agreement and the proposed revisions that had been discussed at previous meetings of the Special Committee in May and June. The Special Committee discussed whether to require IEP to agree to enter into a voting agreement which would require it to vote its Shares in favor of a superior proposal submitted by a third-party acquiror. After further discussion, the Special Committee determined not to send drafts of such transaction documents until it received feedback from IEP on its counterproposal.

On June 23, 2016, members of the Company’s management and IEP held a monthly meeting to discuss the Company’s financial performance and outlook. Also present at this meeting at the direction of the Special

Committee were representatives of Houlihan Lokey. Notice of such meeting was given to the Special Committee and Houlihan Lokey, and they were provided copies of the materials for the meeting.

On June 28, 2016, in accordance with the Special Committee’s directives, representatives of Houlihan Lokey, on behalf of the Special Committee, and representatives of IEP, including Mr. Icahn, held calls to discuss the Special Committee’s counterproposal.

On June 29, 2016, the Special Committee held a meeting at which all members of the Special Committee, except for Mr. Laisure, were present to receive an update from Houlihan Lokey regarding its calls with IEP. Also present at the meeting by invitation of the Special Committee were representatives of RLF and Houlihan Lokey. Representatives of Houlihan Lokey reported that Mr. Icahn had indicated that, unless the Special Committee accepted IEP’s offer of $8.00 per share, IEP was strongly considering formally withdrawing its $8.00 per share offer. Houlihan Lokey also discussed with the Special Committee certain updates to the preliminary financial aspects of IEP’s offer and related matters initially discussed at the June 14, 2016 meeting, noting that such updates would not have a material impact in evaluating IEP’s $8.00 per share offer. The Special Committee discussed and considered potential next steps in the process, including IEP’s indication that it would withdraw its offer, and, subject to agreement from Mr. Laisure, determined not to accept the offer and not to offer a lower counterproposal or indicate that it would be willing to transact below $9.25 per share.

Later that day, Mr. Elward and a representative of RLF provided an update to Mr. Laisure, who indicated his agreement on the proposed steps forward in the process. Following such discussion, at the direction of the Special Committee, representatives of Houlihan Lokey communicated to representatives of IEP that the Special Committee would not accept IEP’s $8.00 per share offer. On the evening of June 29, 2016, IEP communicated to the Special Committee that it was terminating its offer for the Company and provided the Special Committee a copy of a draft press release from IEP announcing the termination of its offer for the Company, although no such press release ultimately was issued by IEP. Thereafter, both parties suspended discussions regarding a proposed transaction and the Special Committee requested that Houlihan Lokey defer its monthly advisory fee (which Houlihan Lokey agreed to do) until both parties determined to re-engage such discussions.

On July 12, 2016, meetings were held at IEP’s office in New York between members of the Company’s management and IEP to discuss Motorparts business updates.

On July 20, 2016, there was a monthly meeting held between members of the Company’s management and IEP to discuss the Company’s financial performance and outlook.

On or about July 22, 2016, Mr. Elward spoke with Mr. Cozza, who indicated that IEP had determined not to formally withdraw its $8.00 per share offer, although IEP and the Special Committee did not re-engage in negotiations at this time.

On July 28, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to receive an update on the current status of the process. Also present at the meeting by invitation of the Special Committee was a representative of RLF. The Special Committee discussed that there had not been active discussions with IEP since the end of June 2016, but that Mr. Cozza had indicated on July 26, 2016 in connection with the Company’s Board meeting that IEP was continuing to consider the proposed transaction. The Special Committee then discussed the Company’s recent financial performance and the performance of the Shares. The Special Committee determined not to take any action at this time and to instruct Houlihan Lokey not to contact IEP at this time.

On August 3, 2016, Messrs. Icahn and Cozza contacted representatives of Houlihan Lokey to indicate IEP’s interest in resuming negotiations and potential willingness to increase its offer to $8.50 per share, which represented approximately a 71% premium to the closing price of the Shares on February 26, 2016, the last trading day prior to IEP’s initial offer.

On August 4, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to receive an update on the current status of the process. Also present at the meeting by invitation of the Special Committee was a representative of RLF. Mr. Elward provided an update to the other Special Committee members that IEP had indicated an interest in resuming negotiations and a potential willingness to increase its formal offer of $8.00 per share to $8.50 per share. The Special Committee discussed such indication, noting that $8.50 per share was below the then current market price of the Shares. The Special Committee discussed potential next steps in the process and the advisability of continuing discussions with IEP. The Special Committee determined to consider IEP’s indication after further discussions with Houlihan Lokey.

On August 11, 2016, members of the Company’s management and Houlihan Lokey held a financial update call. During the call, the Company’s management provided Houlihan Lokey with financial performance estimates for Motorparts reflecting downward revisions to projected revenue and operational EBITDA for 2016 and 2017 as a result of sales updates, delay in restructuring benefits and the timing of marketing expenditures (such estimates, together with the May Financial Updates, the “Subsequent Financial Updates”). In addition, Powertrain management reaffirmed its May Financial Updates to Houlihan Lokey.

On August 15, 2016, the Special Committee held a meeting at which all members of the Special Committee were present. Representatives of RLF and Houlihan Lokey were present at the meeting by invitation of the Special Committee. Houlihan Lokey discussed with the Special Committee preliminary financial analyses with respect to IEP’s offer and related matters, including the recent performance and trading activity of the Shares, the Company’s financial performance and certain industry guidance. Houlihan Lokey noted that members of Motorparts management had discussed the Subsequent Financial Updates with Houlihan Lokey on August 11, 2016 and that Powertrain management had reaffirmed its May Financial Updates. The Special Committee subsequently instructed Houlihan Lokey not to use the Subsequent Financial Updates in any financial analyses. The Special Committee then discussed and considered the price at which it would be willing to approve and recommend a transaction and potential next steps in the process. Following further discussion, the Special Committee directed representatives of Houlihan Lokey to communicate to IEP that the Special Committee was unwilling to recommend a transaction at $8.50 per share and to reaffirm its counterproposal relayed in June of $9.25 per share, which was subsequently communicated by representatives of Houlihan Lokey to IEP that day.

On August 18, 2016, members of the Company’s management and IEP held a monthly meeting to discuss the Company’s financial performance and outlook, including the Subsequent Financial Updates. Also present at this meeting at the direction of the Special Committee were representatives of Houlihan Lokey. Notice of such meeting was given to the Special Committee and Houlihan and they were provided copies of the materials for the meeting.

On September 1, 2016, representatives of IEP contacted representatives of Houlihan Lokey to indicate that IEP was considering increasing its formal offer of $8.00 per share to $9.00 per share, which $9.00 indication represented approximately an 81% premium to the closing price of the Shares on February 26, 2016, the last trading day prior to IEP’s initial offer.

On September 2, 2016, on behalf of the Special Committee, representatives of Houlihan Lokey contacted representatives of IEP to encourage IEP to consider further increasing its offer in light of, among other things, the fact that the Company’s stock price had closed at $9.24 per share (which closing price represented approximately an 86% premium to the closing price of the Shares on February 26, 2016, the last trading day prior to IEP’s initial offer).

On September 5, 2016, the Special Committee held a meeting at which all members of the Special Committee were present. Also present at the meeting by invitation of the Special Committee were representatives of RLF and Houlihan Lokey. Representatives of Houlihan Lokey provided an update to the Special Committee that representatives of IEP had contacted Houlihan Lokey and stated that IEP was willing to consider increasing its indication from $8.50 to $9.00 per share. Also at this meeting, Houlihan Lokey discussed with the Special Committee updated preliminary financial analyses with respect to IEP’s offer and related matters initially discussed at the August 15, 2016 meeting, noting that such perspectives had not changed materially since such meeting, and discussed, among other things, the recent performance of the Shares and the indication from IEP of an offer at $9.00 per share relative to the Company’s closing stock price on September 2, 2016 of $9.24 per share. The Special Committee then discussed potential next steps and determined to respond with a counterproposal of $9.25 per share and directed representatives of Houlihan Lokey to reaffirm the Special Committee’s counterproposal of $9.25 per share. Representatives of RLF advised the Special Committee with respect to its fiduciary duties. Representatives of RLF then reviewed with the Special Committee the proposed terms of the revised merger agreement that previously had been discussed with the Special Committee. In connection with its consideration of the voting agreement, which would require, among other things, that IEP vote its Shares in favor of a superior proposal submitted by a third-party acquiror, the Special Committee discussed, among other things, the impact of such a provision on its counterproposal in light of, among other things, the fact that IEP was unlikely to agree to such a provision. The Special Committee directed RLF to revise the proposed draft of the merger agreement to remove references to the voting agreement and to send the revised draft of the merger agreement to Proskauer after representatives of Houlihan Lokey confirmed that they had communicated the Special Committee’s reaffirmation of its $9.25 per share counterproposal to IEP.

Thereafter, in accordance with the Special Committee’s directives, representatives of Houlihan Lokey contacted IEP to reaffirm the Special Committee’s counterproposal of $9.25 per share and representatives of RLF sent the revised draft of the merger agreement to Proskauer. Representatives of IEP subsequently indicated that IEP would be willing to accept the Special Committee’s counterproposal if the merger agreement were executed, and the transaction announced, before the opening of the NASDAQ stock market the following morning. Representatives of Proskauer also contacted representatives of RLF to indicate that IEP desired the transaction to be structured as a two-step tender offer and short form back-end merger rather than a one-step merger as contemplated by the draft merger agreement.

Later that afternoon, the Special Committee held a meeting at which all members of the Special Committee, except for Mr. Laisure, were present to receive an update on IEP’s response to the Special Committee’s counterproposal and to discuss the next steps in the process. Representatives of Houlihan Lokey provided an update to the Special Committee on IEP’s response to the Special Committee’s counterproposal. Representatives of RLF then discussed the feasibility of meeting IEP’s proposed timetable. Representatives of RLF also reviewed with the Special Committee IEP’s indicated desire to change the transaction from a one-step to a two-step transaction and the potential reasons for that decision and the Special Committee determined to accept such structural change. Following further discussion, the Special Committee directed representatives of RLF to contact representatives of Proskauer, the Company and Winston to determine the feasibility of meeting IEP’s proposed timetable and to work towards meeting such timetable.

Thereafter, throughout the rest of the day and into the morning, representatives of RLF, Proskauer, the Company and Winston held numerous calls to negotiate the terms of the merger agreement and, in connection therewith, representatives of RLF and Proskauer exchanged several drafts of the merger agreement.

In the morning of September 6, 2016, the Special Committee held a meeting at which all members of the Special Committee were present to review the terms of the proposed merger agreement and to consider the approval of the transactions contemplated thereby, including the tender offer and the merger. At the request of the Special Committee, Houlihan Lokey reviewed and discussed its financial analysis of the $9.25 per Share cash consideration and Houlihan Lokey rendered an oral opinion to the Special Committee (which was confirmed by delivery of a written opinion, dated September 6, 2016, to the Special Committee) to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the $9.25 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Company Unaffiliated Shares pursuant to the Merger Agreement was fair to such holders from a financial point of view. For purposes of Houlihan Lokey’s opinion, the term “Company Unaffiliated Shares” refers to Shares not owned by the Company or any of its subsidiaries or IEP, Parent, the Offeror or any of their respective subsidiaries or affiliates.

Representatives of RLF also reviewed with the Special Committee the terms of the merger agreement, including those providing that the merger would be structured as a two-step tender offer followed by a short form merger. They also reviewed the deal protection measures, including the absence of any termination fee if the Company terminated the agreement at the direction of the Special Committee, and highlighted for the Special Committee the outcome of certain negotiated provisions, including that the definition of a “superior proposal” had been expanded to include an acquisition proposal to acquire the Shares owned by the minority stockholders and that the parties agreed to use reasonable best efforts to, among other things, take all actions reasonably necessary to consummate the transactions contemplated by the merger agreement. Following further discussion and consideration, including with respect to the Special Committee’s view of the Company’s standalone financial prospects and related risks, as well as the factors identified in “Item 4—The Solicitation and Recommendation—Reasons for the Special Committee’s Recommendation” and “—Reasons for the Board’s Recommendation,” the Special Committee unanimously adopted resolutions determining that the merger agreement and the transactions contemplated thereby, are fair to, and in the best interests of, the Company and the minority stockholders and recommending that the Board adopt resolutions approving and declaring advisable the merger agreement and the transactions contemplated thereby and that the Board recommend that the stockholders accept the Offer and tender their shares pursuant to the Offer.

Thereafter, on September 6, 2016, the Board held a meeting at which the Special Committee made its unanimous recommendation to the Board in favor of the proposed transaction, and thereafter the Board unanimously adopted resolutions determining that the merger agreement and the transactions contemplated thereby, are fair to, and in the best interests of, the Company and the minority stockholders, approving and declaring advisable the merger agreement and the transactions contemplated thereby and recommending that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

Later that day, the Merger Agreement was executed and the transaction was announced.

Reasons for the Special Committee’s Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, the Special Committee consulted with its legal and financial advisors. In the course of making the determination that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the Company and the unaffiliated stockholders and recommending that the Board adopt resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated thereby and that the Board recommend that the stockholders accept the Offer and tender their Shares pursuant to the Offer, the Special Committee considered numerous factors, including the following material factors and benefits of the transaction (which are not listed in any relative order of importance):

•	Review of Potential Strategic Alternatives. The Special Committee, with the assistance of its legal and financial advisors, evaluated potential alternatives reasonably available to the Company, including, without limitation, contacting 14 financial sponsors and 18 strategic buyers with respect to potential purchase of the minority stockholders’ interest in the Company, none of which expressed any interest in such a transaction.

•	Extensive Negotiations with IEP. The Special Committee has been engaged in discussions with IEP regarding a potential transaction since its formation in connection with the Company’s receipt of IEP’s original offer on February 28, 2016. As a result of extensive negotiations, the Special Committee, with the assistance of its legal and financial advisors, was able to improve the terms and conditions of the Merger Agreement, including an increase in the overall consideration payable to the Company’s minority stockholders. As a result of negotiations on the part of the Special Committee, IEP’s initial proposal of $7.00 per share made on February 28, 2016, was increased to $8.00 per share on June 17, 2016, and was ultimately increased to $9.25 per share on September 6, 2016.

•	Retention of Independent Counsel. The Special Committee has retained RLF as its independent legal counsel to assist the Special Committee in its evaluation of the transactions contemplated by the Merger Agreement and alternatives thereto.

•	Retention of Independent Financial Advisor; Financial Analysis. The Special Committee has retained Houlihan Lokey as its independent financial advisor to assist the Special Committee in its evaluation of the transactions contemplated by the Merger Agreement and alternatives thereto. In addition to the Special Committee’s consideration of Houlihan Lokey’s opinion as described below under the caption “– Opinion of the Special Committee’s Financial Advisor,” the Special Committee considered the financial analysis of Houlihan Lokey in connection with the Special Committee’s evaluation of the Offer and the Merger.

•	Process Conducted by the Special Committee. The Special Committee was provided a clear mandate to take any actions with respect to IEP’s proposal or any alternatives thereto, including the power to negotiate, reject or approve such proposal or alternative thereto, and retained its own legal and financial advisors. Over the course of approximately six months, the Special Committee held 33 meetings and led negotiations with Mr. Icahn and IEP. During such period, the Special Committee’s legal and financial advisors were involved in the process and updated the Special Committee directly and regularly.

•	Financial Condition and Standalone Prospects. Certain factors related to the Company’s business, financial condition and results of operations, and the Company’s prospects as a standalone company, including:

•	The Special Committee’s understanding of the business, operations, financial condition, earnings and prospects of the Company, including the strategy and prospects (as well as the risks involved in achieving these prospects) of the Company as an independent entity.

•	The nature of the Company’s industry and economic and market conditions, both on a historical and a prospective basis.

•	The Company’s potential near- and long-term performance on a standalone basis.

•	The financial projections and forecasts for the Company prepared by management.

•	The future financing needs of the Company, including (i) the potential need for additional equity financing, including the possibility of a rights offering at a price below the market price of the Company’s common stock, and (ii) the Company’s long term debt coming due in 2018 and resultant need to refinance such debt.

•	The Company’s high degree of financial leverage and the likely impact of this leverage on the Company’s ability to refinance its debt, in particular given the cyclical nature of a majority of the Company’s business.

•	Offer Price; Merger Consideration. Certain factors related to the Offer Price and Merger Consideration and the financial terms of the Merger Agreement, including:

•	Value of Consideration. The Offer Price for the issued and outstanding Shares is $9.25 per share. The Merger Consideration, which is equal to the Offer Price, is payable upon the consummation of the Merger to stockholders who do not tender their Shares pursuant to the Offer.

•	Premium to Pre-Offer Trading Price. The value of the Offer Price represented a premium of approximately 86% to the closing price per share of Common Stock of $4.98 on February 26, 2016, the last trading day before the Company’s receipt of IEP’s initial proposal.

•	Offer Price and Merger Consideration in Cash. The entirety of the Offer Price and Merger Consideration will be paid in cash, giving the Company’s minority stockholders an opportunity to participate in a value maximizing liquidity event and to realize certain value for their investment immediately upon the completion of the transactions contemplated by the Merger Agreement, particularly in light of the relatively limited trading volume of the Company’s common stock.

•	Appraisal Rights. Appraisal rights will be available in the Merger for stockholders who properly make a demand for appraisal rights under Section 262 of the DGCL and thereafter do not fail to perfect, effectively withdraw or otherwise lose such rights under Section 262 of the DGCL, which would give such stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Shares.

•	Opinion of the Special Committee’s Financial Advisor. In connection with the Offer and the Merger, Houlihan Lokey reviewed with the Special Committee its financial analysis of the $9.25 per Share cash consideration and, at the request of the Special Committee, rendered an oral opinion to the Special Committee on September 6, 2016 (which was confirmed by delivery of Houlihan Lokey’s written opinion, dated September 6, 2016, to the Special Committee) as to the fairness, from a financial point of view and as of such date, of the $9.25 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Company Unaffiliated Shares pursuant to the Merger Agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described below under the caption “– Opinion of the Special Committee’s Financial Advisor.” For purposes of Houlihan Lokey’s opinion, the term “Company Unaffiliated Shares” refers to Shares not owned by the Company or any of its subsidiaries or IEP, Parent, the Offeror or any of their respective subsidiaries or affiliates.

•	Controlled Company. The fact that the Company is controlled by IEP and that IEP is not considering selling its stake in the Company at the present time such that the ability of the minority stockholders to participate in a value maximizing liquidity event and to realize certain value for their investment (other than in connection with the Merger Agreement and the transactions contemplated thereby) is limited.

•	Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to complete the transactions contemplated thereby and their ability to terminate the Merger Agreement. The Special Committee considered the following in connection with their evaluation of the Merger Agreement:

•	Likelihood of Closing. IEP represents that it has sufficient funds available to consummate the transactions on the terms contemplated by the Merger Agreement and will have available all funds necessary to acquire all Shares held by the minority stockholders and to pay all fees and expenses in connection therewith. IEP’s obligation to accept for payment the Shares validly tendered and not properly withdrawn pursuant to the Offer and to pay the Merger Consideration is not subject to financing conditions. The parties are obligated to use their reasonable best efforts to take or cause to be taken all actions reasonably necessary to consummate the Offer and the Merger. The respective obligations of the parties to consummate the Offer are subject to a number of conditions, including the majority of the minority condition (as defined below).

•	Unsolicited Acquisition Proposals. The Merger Agreement permits the Company to enter into discussions or negotiations with a person that has made an unsolicited bona fide written acquisition proposal and to furnish to any such person non-public information relating to the Company pursuant to a confidentiality agreement if the Special Committee determines in good faith after consultation with outside legal counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable law.

•	Change of Recommendation. The Merger Agreement permits the Special Committee and the Board to withhold, withdraw or modify the Special Committee Recommendation or the Company Board Recommendation if the Special Committee determines in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with its fiduciary duties under applicable law subject, in the case of a Change of Recommendation due to a superior proposal, to IEP’s matching rights.

•	Majority of the Minority Condition. The Offer is conditioned on the holders of a majority of the outstanding Shares not owned, directly or indirectly, by IEP or any officers and directors of the Company, tendering their Shares pursuant to the Offer (the “majority of the minority condition”).

•	Timing to Close. The two-step tender offer structure contemplated by the Merger Agreement may increase the likelihood of an expeditious closing of the transactions contemplated by the Merger Agreement as opposed to a one-step merger with a stockholder vote.

•	Termination; Absence of Termination Fee. The right of the Company to terminate the Merger Agreement and abandon the transactions if the Special Committee shall have made a Superior Proposal Change of Recommendation (as defined in the Merger Agreement) or if there is a failure to obtain the majority of minority condition and that no termination fee is payable by the Company in connection therewith.

•	Right to Seek Remedy on Behalf of Stockholders. The Company is entitled to specific performance to enforce IEP’s obligations under the Merger Agreement, including its obligation to accept for payment the Shares validly tendered and not properly withdrawn pursuant to the Offer and to consummate the Merger.

The Special Committee also considered certain countervailing factors and risks to the Company and its minority stockholders relating to the Merger Agreement, and the transactions contemplated thereby, including the following (which are not listed in any relative order of importance):

•	Lack of Ongoing Participation in the Company’s Potential Future Earnings or Growth. If the Merger is completed, the Company’s stockholders will no longer hold an interest in the Company and will not participate in any potential future earnings or growth of the Company.

•	Potential Failure to Complete the Transactions. The transactions contemplated by the Merger Agreement may not be completed for a variety of reasons, including the failure of one or more closing conditions to be satisfied. If the transactions are not completed, the Company may experience negative consequences, including the potential loss of employees, reduction on the trading price of the Company’s common stock, and erosion of customer and employee confidence in the Company.

•	Acquisition Proposals. Although the Special Committee has the right to change the Special Committee Recommendation in response to an alternative acquisition proposal under specified circumstances, certain provisions of the Merger Agreement, including AEP’s matching rights and the lack of a commitment on the part of AEP or Merger Sub to approve an alternative transaction, may have the effect of discouraging the submission of alternative acquisition proposals even if the terms of those proposals may be more favorable to the Company’s minority stockholders than the transactions contemplated by the Merger Agreement.

•	Interests of the Company’s Directors and Executive Officers. Some directors and executive officers may have potential interests in the transaction that are different from, or in addition to, the interests of the stockholders generally, including, but not limited to, any continuing employment relationships that the Company’s executive officers may have in the surviving company. For further information see “Item 3–Past Contracts, Transactions, Negotiations and Agreements–Arrangements with Current Executive Officers.”

•	Taxes. The sale of Shares in the Offer or the Merger is generally taxable to the selling U.S. stockholders.

•	Diversion of Management. The substantial time and effort of management necessary to complete the transactions contemplated by the Merger Agreement, including the Offer, could result in diverting time and attention from, and could have a detrimental impact on, the Company’s business.

The preceding list of factors is not intended to be exhaustive but includes certain material factors that the Special Committee considered in evaluating the Merger Agreement and the transactions contemplated thereby. In view of the complexity and wide variety of factors in connection with the Special Committee’s evaluation of the Merger Agreement and the transactions contemplated thereby, the members of the Special Committee did not find it practical to quantify, rank or otherwise assign relative weights to the different factors in reaching their decision. In addition, in considering the factors described above, individual members of the Special Committee may have given different weight to different factors. The Special Committee did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support their ultimate determinations. The Special Committee based its recommendation on the totality of the information presented.

Reasons for the Board’s Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, and in the course of making the determination that the Merger Agreement and the transactions contemplated thereby are fair to, and in the best interests of, the Company and the unaffiliated stockholders, approving and declaring advisable the Merger Agreement and the transactions contemplated thereby and recommending that the stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered both the short-term and long-term best interests of the Company, as well as the best interests of the Company’s stockholders (other than Parent and its affiliates), including the following material factors and benefits of the transaction (which are not listed in any relative order of importance):

•	the independence and experience of the Special Committee;

•	the unanimous recommendation of the Special Committee;

•	the factors considered by the Special Committee, including the benefits, risks and potentially negative factors relating to the Offer and the Merger, and the factors relating to procedural safeguards of the Special Committee process; and

•	the fact that the Special Committee received a written opinion, dated September 6, 2016, from Houlihan Lokey as to the fairness, from a financial point of view and as of such date, of the $9.25 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Company Unaffiliated Shares pursuant to the Merger Agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as more fully described in such opinion.

The preceding list of factors is not intended to be exhaustive but includes certain material factors that the Board considered in evaluating the Merger Agreement and the transactions contemplated thereby. In view of the complexity and wide variety of factors in connection with the Board’s evaluation of the Merger Agreement and the transactions contemplated thereby, the members of the Board did not find it practical to quantify, rank or otherwise assign relative weights to the different factors in reaching their decision. In addition, in considering the factors described above, individual members of the Board may have given different weight to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support their ultimate determinations. The Board based its recommendation on the totality of the information presented, including thorough discussions with the Special Committee. In doing so, the Board evaluated, discussed and adopted the analysis of the Special Committee with respect to the transactions contemplated by the Merger Agreement.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares of which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of the Special Committee’s Financial Advisor.

On September 6, 2016, Houlihan Lokey orally rendered its opinion to the Special Committee (which was confirmed by delivery of Houlihan Lokey’s written opinion, dated September 6, 2016, to the Special Committee) to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the $9.25 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Company Unaffiliated Shares pursuant to the Merger Agreement was fair to such holders from a financial point of view. For purposes of Houlihan Lokey’s opinion, the term “Company Unaffiliated Shares” refers to Shares not owned by the Company or any of its subsidiaries or IEP, Parent, the Offeror or any of their respective subsidiaries or affiliates.

Houlihan Lokey’s opinion was directed to the Special Committee (in its capacity as such), addressed the fairness, from a financial point of view and as of September 6, 2016, of the $9.25 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Company Unaffiliated Shares pursuant to the Merger Agreement and did not address any other aspect or implication of the Offer, the Merger or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex A to this Schedule 14D-9 and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. Neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, a recommendation to the Special Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender Shares in connection with, the Offer, the Merger or otherwise.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

•	reviewed an execution copy, provided to Houlihan Lokey on September 6, 2016, of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed relevant;

•	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including financial projections and other estimates (and adjustments thereto) provided to Houlihan Lokey on May 5, 2016 as prepared by or discussed with the management of the Company and approved by the Special Committee relating to the Company for the fiscal years ending December 31, 2016 through December 31, 2020 (together with supporting schedules, the “May Projections”) and subsequent updates with respect to certain financial items reflecting such management’s revised perspectives regarding the future financial outlook for the Company, which revised perspectives reflected lower expected financial results for the Company than the May Projections (such updated financial information, the “Subsequent Financial Updates”);

•	spoke with certain members of the management of the Company and certain of its representatives and advisors regarding the businesses, operations, financial condition and prospects of the Company, the Offer, the Merger and related matters;

•	compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed relevant;

•	reviewed the current and historical market prices and trading volumes for Shares and the current and historical market prices of publicly traded securities of certain other companies that Houlihan Lokey deemed relevant;

•	reviewed a representation addressed to Houlihan Lokey from the senior management of the Company which contains, among other things, confirmation regarding the accuracy of financial information and data relating to the Company provided to, or discussed with, Houlihan Lokey by or on behalf of the Company; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. As directed by the Special Committee, Houlihan Lokey used and relied upon the financial projections and other estimates (and adjustments thereto) reflected in the May Projections and did not take into account the Subsequent Financial Updates for purposes of its analyses and opinion given that Houlihan Lokey was advised that the May Projections were the most recent complete set of financial projections that were prepared as of the date of the opinion by the management of the Company and that were provided by such management to the Special Committee or its advisors, including Houlihan Lokey. With respect to the financial projections and other estimates (and adjustments thereto) reflected in the May Projections that Houlihan Lokey was directed to utilize for purposes of its analyses and opinion, the management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that such financial projections and other estimates (and adjustments thereto) were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as of the date provided as to the future financial results and condition of the Company and the other matters covered thereby. Houlihan Lokey expressed no opinion with respect to any such projections or estimates utilized in its analyses or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would have been material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey also relied upon, without independent verification, the assessments of the management of the Company as to, among other things, matters relating to the proposed sale of certain non-core real estate assets (including amounts expected to be realized in such sales), ongoing restructuring requirements and normalized working capital needs, underfunded pension and other post-retirement obligations (including the tax deductibility thereof), net operating loss carryforwards and tax credits (including limitations on the utilization thereof) and financial profile of joint ventures of the Company. Houlihan Lokey assumed that there would be no developments with respect to any such matters that would be meaningful in any respect to its analyses or opinion.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that were referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Offer and the Merger would be satisfied without waiver thereof, and (d) the Offer and the Merger would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) the Offer and the Merger would be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained and no delay, limitations, restrictions or conditions would be imposed or occur or amendments, modifications or waivers made that would be meaningful in any respect to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final executed Merger Agreement would not differ in any respect from the execution copy of the Merger Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance sheet or otherwise) of the Company or any other party nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of the Company or any other entity or business. Houlihan Lokey did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or any other entity was or may be a party or was or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or any other entity was or may be a party or was or may be subject.

Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of its opinion. Houlihan Lokey also did not express any opinion as to the price or range of prices at which Shares will trade, or any other securities of the Company may be transferrable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the Special Committee (in its capacity as such) in connection with its evaluation of the Offer and the Merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion is not intended to be, and does not constitute, a recommendation to the Special Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender Shares in connection with, the Offer, the Merger or otherwise.

Houlihan Lokey’s opinion related to the fairness, from a financial point of view and as of the date of such opinion, of the $9.25 per Share cash consideration to be received in the Offer and the Merger pursuant to the Merger Agreement by holders of Company Unaffiliated Shares without regard to any individual circumstances of specific holders of, or any rights, preferences, restrictions or limitations that may attributable to, Shares or other securities of the Company. Houlihan Lokey was not requested to opine as to, and did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Offer or the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Offer or the Merger (other than the consideration to the extent expressly specified in Houlihan Lokey’s opinion) or otherwise, (iii) the fairness of any portion or aspect of the Offer or the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last paragraph of Houlihan Lokey’s opinion, (iv) the relative merits of the Offer and the Merger as compared to any alternative business strategies or transactions that might be available for the Company or any other party or whether any alternative transaction might produce consideration for the holders of Company Unaffiliated Shares in an amount in excess of that contemplated by the Offer and the Merger, (v) the fairness of any portion or aspect of the Offer or the Merger to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Offer and the Merger, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Offer or the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Offer or the Merger, any class of such persons or any other party, relative to the $9.25 per Share cash consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that required legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Special Committee, on the assessments of the Special Committee, the Board, the Company and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Offer, the Merger or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company or business used in Houlihan Lokey’s analyses or otherwise reviewed for comparative purposes is identical to the Company and an evaluation of the results of those analyses is not entirely mathematical. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. The estimates contained in the financial forecasts and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Special Committee in evaluating the Offer and the Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the $9.25 per Share cash consideration payable in the Offer and the Merger or of the views of the Special Committee, the Board, management or any other party with respect to the Offer, Merger or the $9.25 per Share cash consideration. Houlihan Lokey was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger or that any given consideration constituted the only appropriate consideration for the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger were determined through negotiation between the Special Committee and IEP, and the decision for the Company to enter into the Merger Agreement was solely that of the Special Committee and the Board. Except as described in this summary, the Company imposed no other instructions or limitations on the investigations made or procedures followed by Houlihan Lokey in rendering its opinion.

Financial Analyses

In preparing its opinion to the Special Committee, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Special Committee on September 6, 2016. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

Introduction

In evaluating the Company from a financial perspective, Houlihan Lokey performed various financial analyses as more fully described below. For purposes of such analyses, Houlihan Lokey reviewed a number of financial and operating metrics, as applicable, including:

•	Enterprise value – generally, the value as of a specified date of the relevant company’s equity market value plus minority interests, debt outstanding and preferred stock and less cash and cash equivalents (in the case of the Selected Companies listed below, based on reported fully-diluted shares).

•	Adjusted enterprise value – generally, the relevant company’s enterprise value plus tax-affected underfunded pension and post-employment liabilities.

•	EBITDA – generally, the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization.

•	EBITDAP – generally, the amount of the relevant company’s earnings before interest, taxes, depreciation, amortization, pension (and other post-employment benefits) expense (assuming, in the case of the Selected Companies listed below, that calendar year 2016 estimated and calendar year 2017 estimated pension expense equaled pension expense for the latest 12 months).

•	Adjusted EBITDAP – generally, the relevant company’s EBITDAP, adjusted for certain non-recurring items.

Unless the context indicates otherwise, adjusted enterprise values and equity values used in the sum-of-the-parts selected companies analysis described below were calculated using the closing prices of the common stock of the Selected Companies listed below as of September 2, 2016. Estimates of the future financial and operating performance of the Company (including for each of the Company’s powertrain and motorparts business units) relied upon by Houlihan Lokey for purposes of the financial analyses described below were based on the May Projections. Estimates of the future financial and operating performance of the Selected Companies listed below were based on publicly available Wall Street research analysts’ consensus estimates, public filings and other publicly available information for those companies.

Sum-of-the-Parts Selected Companies Analysis. Houlihan Lokey performed a sum-of-the-parts selected companies analysis of the Company to observe an approximate implied overall enterprise value for the Company based on approximate implied enterprise values for each of the Company’s powertrain and motorparts business units. In this analysis, Houlihan Lokey reviewed selected financial and stock market data, as applicable, of such business units and 14 selected publicly traded companies, as noted below, with operations in the motor vehicle parts and accessories and industrial products industry, consisting of ten selected publicly traded companies that Houlihan Lokey deemed relevant to the powertrain business unit (the “Selected Powertrain Companies”) and four selected publicly traded companies that Houlihan Lokey deemed relevant to the motorparts business unit (the “Selected Motorparts Companies” and, together with the Selected Powertrain Companies, collectively, the “Selected Companies”).

The financial and stock market data reviewed, as applicable and to the extent publicly available, included:

•	Adjusted enterprise value as a multiple of latest 12 months (as of June 30, 2016, in the case of the Company, and as of the most recently reported date, in the case of the Selected Companies listed below) adjusted EBITDAP;

•	Adjusted enterprise value as a multiple of calendar year 2016 estimated adjusted EBITDAP (with such data calendarized to a December 31 year-end, as applicable); and

•	Adjusted enterprise value as a multiple of calendar year 2017 estimated adjusted EBITDAP (with such data calendarized to a December 31 year-end, as applicable).

As derived from the data in the following table, the overall low to high latest 12 months adjusted EBITDAP, calendar year 2016 estimated adjusted EBITDAP and calendar year 2017 estimated adjusted EBITDAP multiples observed for the Selected Powertrain Companies were 4.8x to 7.8x (with a mean of 6.2x and a median of 6.1x), 4.6x to 8.7x (with a mean of 6.0x and a median of 5.8x) and 4.3x to 8.9x (with a mean of 5.7x and median of 5.3x), respectively, and for the Selected Motorparts Companies were 9.7x to 13.1x (with a mean of 11.7x and a median of 12.0x), 7.8x to 12.1x (with a mean of 10.2x and a median of 10.5x) and 6.2x to 11.4x (with a mean of 9.4x and a median of 10.0x), respectively:

Adjusted Enterprise Value to
	LTM Adjusted EBITDAP	CY 2016E Adjusted EBITDAP		CY 2017E Adjusted EBITDAP
Selected Powertrain Companies
BorgWarner Inc.	6.6x	6.5x		6.2x
Carraro SpA	6.1x	NA	(1)	NA	(1)
Cummins Inc.	7.8x	8.7x		8.9x
Dana Incorporated	6.0x	5.2x		5.0x
DENSO Corporation	5.0x	5.2x		5.0x
ElringKlinger AG	7.1x	6.9x		6.1x
Linamar Corp.	4.8x	4.6x		4.3x
Metaldyne Performance Group Inc.	5.8x	5.5x		5.3x
Modine Manufacturing Company	6.1x	5.8x		5.1x
Schaeffler AG	6.2x	6.1x		5.8x
Selected Motorparts Companies
Dorman Products, Inc.	12.3x	11.8x		11.0x
Genuine Parts Company	13.1x	12.1x		11.4x
Motorcar Parts of America, Inc.	11.7x	7.8x		6.2x
Standard Motor Products Inc.	9.7x	9.2x		9.0x

(1)	“NA” refers to not available.

Houlihan Lokey then applied selected ranges of latest 12 months adjusted EBITDAP, calendar year 2016 estimated adjusted EBITDAP and calendar year 2017 estimated adjusted EBITDAP multiples of 5.50x to 6.50x, 5.25x to 6.25x and 4.75x to 5.75x, respectively, derived from the Selected Powertrain Companies to corresponding data of the Company’s powertrain business unit and 8.50x to 9.50x, 8.50x to 9.50x and 7.50x to 8.50x, respectively, derived from the Selected Motorparts Companies to corresponding data of the Company’s motorparts business unit. This analysis indicated the following approximate implied per Share equity value reference ranges for the Company after taking into account net debt, tax-affected underfunded pension and post-employment liabilities and net operating loss carryforwards and tax credits and other non-operating assets and liabilities, as compared to the per Share cash consideration in the Offer and the Merger:

Implied Per Share Equity Value Reference Ranges Based on:
Latest 12 Months Adjusted EBITDAP	CY 2016E Adjusted EBITDAP	CY 2017E Adjusted EBITDAP	Per Share Cash Consideration
$6.09 - $11.10	$6.17 - $11.30	$7.26 - $13.07	$9.25

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of the Company on a consolidated basis by calculating the estimated present value of the standalone unlevered after-tax free cash flows that the Company was forecasted to generate during the last two quarters of the fiscal year ending December 31, 2016 through the full fiscal year ending December 31, 2020 based on the May Projections, prior to pension and post-employment contributions or payments and, as provided by the management of the Company, based on a 20% tax rate taking into account the potential impact of net operating loss carryforwards and tax credits. The implied terminal value of the Company was derived by applying to the Company’s terminal year unlevered after-tax free cash flows (assuming depreciation and amortization expense equal to capital expenditures, normalized working capital requirements for the Company’s powertrain and motorparts business units, taken together, equal to approximately 20% of the change in annual revenue, dividends from non-consolidated joint ventures equal to related earnings and normalized restructuring expense levels) a selected range of perpetuity growth rates of 1.75% to 2.25%. Present values (as of September 5, 2016) of cash flows and terminal values were calculated using a discount rate range of 9.75% to 10.75%. This analysis indicated the following approximate implied per Share equity value reference range for the Company after taking into account net debt, tax-affected underfunded pension and post-employment liabilities and other non-operating assets and liabilities, as compared to the per Share cash consideration in the Offer and the Merger:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$6.32 - $12.48	$9.25

Certain Informational Factors.

Houlihan Lokey also observed certain additional factors that were not considered part of Houlihan Lokey’s financial analyses with respect to its opinion but were referenced for informational purposes, including, among other factors, the following:

•	based on publicly available information, the volume-weighted average closing trading prices and trading volume of Shares from February 29, 2016 (the date of public disclosure of IEP’s initial $7.00 per Share proposal), June 20, 2016 (the date of public disclosure of IEP’s revised $8.00 per Share proposal) and August 1, 2016 through, in each case, September 2, 2016, which indicated that, during such periods, the volume-weighted average closing trading prices for Shares were $8.46 per Share, $8.74 per Share and $8.98 per Share, respectively, with Shares trading at or under $9.25 per Share representing approximately 84%, 99% and 97% of the Company’s overall trading volume, respectively;

•	based on publicly available information, the historical trading performance of Shares relative to the historical trading performance of an index comprised of the Selected Powertrain Companies, an index comprised of the Selected Motorparts Companies and the Standard & Poor’s 500 index during the period from September 2, 2011 to September 2, 2016, which indicated that, during such period, the price of Shares decreased by approximately 42.8%, the index comprised of the Selected Powertrain Companies increased by approximately 21.4%, the index comprised of the Selected Motorparts Companies increased by approximately 86.8% and the Standard & Poor’s 500 index increased by approximately 85.7%;

•	based on publicly available information, the historical trading performance of Shares relative to the historical trading performance of an index comprised of the Selected Powertrain Companies, an index comprised of the Selected Motorparts Companies and the Standard & Poor’s 500 index during the period from December 31, 2015 to September 2, 2016, which indicated that, during such period, the price of Shares increased by approximately 34.9%, the index comprised of the Selected Powertrain Companies increased by approximately 23.9%, the index comprised of the Selected Motorparts Companies increased by approximately 21.1% and the Standard & Poor’s 500 index increased by approximately 6.7%; and

•	based on publicly available information from S&P Capital IQ and for illustrative purposes, enterprise values as a multiple of EBITDA for the Company relative to median EBITDA multiples for an index comprised of the Selected Powertrain Companies and an index comprised of the Selected Motorparts Companies during the period from September 2, 2011 to September 2, 2016, which indicated an average EBITDA multiple for the Company, the index comprised of Selected Powertrain Companies and the index comprised of the Selected Motorparts Companies over such period of 6.9x (with an EBITDA multiple of 6.0x as of February 26, 2016 and 6.6x as of September 2, 2016), 6.7x (with an EBITDA multiple of 5.6x as of February 26, 2016 and 5.8x as of September 2, 2016) and 10.5x (with an EBITDA multiple of 10.8x as of February 26, 2016 and 12.5x as of September 2, 2016).

Other Matters

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company or any other party that may be involved in the Offer and the Merger and their respective affiliates or any currency or commodity that may be involved in the Offer and the Merger.

Houlihan Lokey and certain of its affiliates in the past may have provided investment banking, financial advisory and/or other financial or consulting services to entities that may be deemed to be affiliated or associated with IEP (collectively with IEP, the “IEP Group”). Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, members of the IEP Group, other participants in the Offer and the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. A review of data available from Houlihan Lokey’s information management systems indicated that, during the two-year period prior to the date of Houlihan Lokey’s engagement by the Special Committee and the two-year period prior to the date of its opinion to the Special Committee, there were no active, material engagements of Houlihan Lokey directly by IEP, certain members of the IEP Group (as specified to Houlihan Lokey by the Special Committee), or the Company, to provide services to such entities for which fees paid to Houlihan Lokey exceeded $100,000, except that Houlihan Lokey may have acted and currently may be acting as financial advisor to creditors, equity holders, trustees, agents and other non-debtor interested parties that (including, without limitation, formal or informal committees or groups of creditors) may include one or more of the members of the IEP Group in connection with bankruptcies, restructurings, distressed situations and similar matters. In addition, Houlihan Lokey and certain of its affiliates may have co-invested with members of the IEP Group, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, members of the IEP Group, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

For a description of the terms of Houlihan Lokey’s engagement as the Special Committee’s financial advisor, see the discussion under “Item 5—Persons/Assets Retained, Employed, Compensated or Used.”

Certain Company Forecasts.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results given the inherent unpredictability of the underlying assumptions, estimates and projections. However, in April 2016, in connection with the Special Committee’s evaluation of a possible transaction involving the Company, members of the Company’s management reviewed with the Special Committee management’s latest three-year projections for fiscal years ending December 31, 2016 through December 31, 2018 as well as the Company’s (and each of Motorparts’ and Powertrain’s) historical and projected financial results and trends, including in sales, gross margin, selling, general and administrative expense, capital expenditures, operational EBITDA, value cash flow and free cash flow (the “April Projections”), as well as certain factors impacting the April Projections and other key assumptions. The April Projections also were provided to Houlihan Lokey. In early May 2016, the Company’s management provided Houlihan Lokey with financial projections, which were subsequently approved by the Special Committee, relating to the Company for the fiscal years ending December 31, 2016 through December 31, 2020 (collectively with supporting schedules, the “May Projections”). The May Projections superseded the April Projections in all respects. The Company’s management also provided to Houlihan Lokey subsequent financial updates to the May

Projections in May 2016 (the “May Financial Updates”) relating to Federal-Mogul Powertrain (“Powertrain”) and in August 2016 (the “August Financial Updates” and together with the May Financial Updates, the “Subsequent Financial Updates”) relating to Federal-Mogul Motorparts (“Motorparts”), each of which reflected such management’s revised perspectives regarding the future financial outlook for the Company and each of which revised perspectives reflected lower expected financial results for the Company than the May Projections. The Special Committee directed Houlihan Lokey to use and rely upon the May Projections in connection with its financial analyses and opinion described under “Item 4. The Solicitation or Recommendation—Opinion of Houlihan Lokey.” As directed by the Special Committee, Houlihan Lokey did not take into account the April Projections or rely upon financial projections implied by the Subsequent Financial Updates for purposes of its analyses and opinion.

The May Projections and the Subsequent Financial Updates (collectively, the “Projections”) were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled, examined, or performed any procedures with respect to the Projections or expressed any opinion or given any form of assurance with respect thereto. The summary of the Projections is included solely to give stockholders of the Company access to certain financial projections that were made available to the Special Committee, the Board, Houlihan Lokey and Parent and are not included in this Schedule 14D-9 to influence a Company stockholder’s decision regarding whether to tender Shares pursuant to the Offer or for any other purpose.

The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the May Projections not being achieved include, but are not limited to, the Company’s substantial indebtedness and its ability to refinance such indebtedness, realization of anticipated synergies and cost savings from the Company’s restructuring activities and strategic initiatives, variations in current and anticipated future production volumes, financial condition, or operational circumstances of our significant customers, particularly the world’s original equipment manufacturers of commercial and passenger vehicles, ability to renew key contracts with aftermarket customers, impact of competitive pricing, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Projections also reflect assumptions as to certain business decisions that do not reflect the effects of the Offer or the Merger, or any other changes or subsequent updates that may affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company, Parent, Offeror or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Projections to be necessarily predictive of actual future events, and the Projections should not be relied upon as such. None of the Company, Parent, Offeror or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections, as applicable, were generated or to reflect the occurrence of future events. None of the Company, Parent, Offeror or any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the Projections will be achieved. The Company has made no representation to Parent or the Offeror, in the Merger Agreement or otherwise, concerning the Projections.

Certain of the projected financial information set forth herein, may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in its public filings with the SEC. The Projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the Projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed in that context. In light of the foregoing factors and the uncertainties inherent in the Projections, the Company stockholders are cautioned not to place undue, if any, reliance on the Projections.

A summary of the material projected financial information in the May Projections is set forth below:

Powertrain ($m)	2016 Projected	2017 Projected	2018 Projected	2019 Projected	2020 Projected
Total sales(1)	4,490	4,906	5,206	5,478	5,714
External sales	4,253	4,666	4,966	5,238	5,474
Gross margin	575	662	729	771	806
Selling, general and administrative expense	(349)	(386)	(400)	(413)	(421)
Operational EBITDA(2)	475	532	597	648	675
Expenditure for property, plant and equipment	(298)	(293)	(289)	(310)	(320)
Value cash flow(2)	139	237	302	328	340

Motorparts ($m)	2016 Projected	2017 Projected	2018 Projected	2019 Projected	2020 Projected
Total sales(1)	3,283	3,282	3,365	3,389	3,533
External sales	3,249	3,248	3,331	3,355	3,499
Gross margin	611	656	702	691	733
Selling, general and administrative expense	(453)	(456)	(465)	(470)	(477)
Operational EBITDA(2)	260	310	355	340	378
Expenditure for property, plant and equipment	(135)	(126)	(120)	(120)	(110)
Value cash flow(2)	83	133	220	205	258

Corporate ($m)	2016 Projected	2017 Projected	2018 Projected	2019 Projected	2020 Projected
Intersegment elimination	(271)	(274)	(274)	(274)	(274)
Selling, general and administrative expense	(25)	(24)	(21)	(18)	(15)
Expenditure for property, plant and equipment	(1)	—	—	—	—

Federal-Mogul Holdings Corporation Consolidated ($m)	2016 Projected	2017 Projected	2018 Projected	2019 Projected	2020 Projected
Net sales	7,502	7,914	8,297	8,593	8,973
Gross margin	1,186	1,318	1,431	1,462	1,539
Selling, general and administrative expense	(827)	(866)	(886)	(901)	(913)
Operational EBITDA(2)	735	842	952	988	1,052
Expenditure for property, plant and equipment	(434)	(419)	(409)	(430)	(430)
Value cash flow(2)	221	370	522	533	597
Free cash flow(2)	64	62	179	214	205

A summary of the material projected financial information in the May Financial Updates is set forth below:

Powertrain ($m)	2016 Projected	2017 Projected	2018 Projected	2019 Projected	2020 Projected
Total sales(1)	4,450	4,708	5,044	5,365	5,624
Operational EBITDA(2)	475	512	581	637	666

A summary of the material projected financial information in the August Financial Updates is set forth below:

Motorparts ($m)	2016 Projected	2017 Projected
Total sales(1)	3,240	3,200-3,250
Operational EBITDA(2)	255-260	290

(1)	Total sales consists of external sales plus intersegment sales between Powertrain and Motorparts. External sales excludes intersegment sales.
(2)	Operational EBITDA, value cash flow and free cash flow are non-GAAP financial measures and they should not be considered a substitute for net income, the most comparable GAAP measure for Operational EBITDA and value cash flow, or cash provided by operations, the most closely comparable GAAP measure for free cash flow.

Management utilizes Operational EBITDA as the key performance measure of segment profitability and uses the measure in its financial and operational decision making processes, for internal reporting; and for planning and forecasting purposes to effectively allocate resources. Operational EBITDA is defined as EBITDA (earnings before interest, taxes, depreciation and amortization), as adjusted for additional amounts. Examples of these adjustments include impairment charges related to goodwill, other long-lived assets and investments; restructuring charges, certain gains or losses on the settlement/extinguishment of obligations; and receivable financing charges. During 2015, the Company modified its definition of Operational EBITDA to adjust for financing charges related to certain receivable financing programs. Comparable periods have been adjusted to conform to this definition.

Operational EBITDA presents a performance measure exclusive of capital structure and the method by which net assets were acquired, disposed of, or financed. Management believes this measure provides additional transparency into its core operations and is most reflective of the operational profitability or loss of the Company’s operating segments and reporting units. The measure also allows management and investors to view operating trends, perform analytical comparisons and benchmark performance between periods and among operating segments.

The Company defines value cash flow as Operational EBITDA less expenditures for property, plant and equipment less payments against restructuring liabilities. Free cash flow is defined as cash provided from operating activities less expenditures for property, plant and equipment.

Operational EBITDA, value cash flow and free cash flow should not be compared to similarly titled measures reported by other companies. The Company is not able to provide a reconciliation of Operational EBITDA, value cash flow and free cash flow to the most comparable GAAP measure due to the uncertainty and variability of the nature and amount of future charges and costs necessary to complete such reconciliations.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE ANY OF THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE NO LONGER APPROPRIATE.

Certain Supplemental Reconciliations From May Projections

In connection with the Special Committee’s evaluation of a possible transaction involving the Company and Houlihan Lokey’s financial analyses and opinion, Adjusted EBITDAP, which is a non-GAAP financial measure, for Powertrain and Motorparts, and unlevered after-tax free cash flow (prior to pension and post-employment contributions or payments), which also is a non-GAAP financial measure, for Federal-Mogul Holdings Corporation on a consolidated basis, were utilized for fiscal years ending December 31, 2016 through December 31, 2020.

Adjusted EBITDAP for each of Powertrain and Motorparts was calculated as operational EBITDA reflected in the May Projections described in “—Certain Company Forecasts” for Powertrain or Motorparts, as applicable, (i) minus EBITDA in consolidated joint ventures attributable to minority interests, (ii) minus certain restructuring expenses and (iii) plus pension and other post-employment and post-retirement benefits expenses1.

Powertrain ($m)	2016 Projected	2017 Projected	2018 Projected	2019 Projected	2020 Projected
Adjusted EBITDAP	494	560	625	668	689

Motorparts ($m)	2016 Projected	2017 Projected	2018 Projected	2019 Projected	2020 Projected
Adjusted EBITDAP	258	308	353	337	373

Unlevered after-tax free cash flow (prior to pension and post-employment contributions or payments) was calculated as Federal-Mogul Holdings Corporation consolidated value cash flow reflected in the May Projections described in “—Certain Company Forecasts” (i) minus increases (or plus decreases) in net working capital, (ii) minus EBITDA in consolidated joint ventures attributable to minority interests, (iii) minus earnings in non-consolidated joint ventures attributable to the Company in excess of related dividends paid to the Company, (iv) minus taxes payable, and (v) plus pension and other post-employment and post-retirement benefits expenses2.

Federal-Mogul Holdings Corporation Consolidated ($m)	2016 Projected	2017 Projected	2018 Projected	2019 Projected	2020 Projected
Unlevered After-Tax Free Cash Flow	288	282	391	421	417

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Houlihan Lokey was engaged by the Special Committee to act as its financial advisor in connection with the Offer and the Merger. The Special Committee engaged Houlihan Lokey based on, among other things, Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Special Committee, Houlihan Lokey is entitled to an aggregate fee of $2 million for its services, of which $750,000 became payable prior to the date of Houlihan Lokey’s opinion, $750,000 was payable upon delivery of Houlihan Lokey’s opinion and $500,000 is contingent upon the consummation of the Offer and the Merger. The Company also has agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

[1]	Except for certain Powertrain pension-related expenses, which amounts are not deducted in operational EBITDA.
[2]	Except for certain Powertrain pension-related expenses, which amounts are not deducted in consolidated value cash flow.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Golden Parachute Compensation.

The information set forth under “Item 3—Arrangements with Current Executive Officers and Directors of the Company—Golden Parachute Compensation” is incorporated into this Item 8 by reference.

Board of Directors

Set forth below is certain biographical information regarding the Company’s directors as of September 23, 2016.

Name	Age	Position	Director Since
Sung Hwan Cho	42	Director	2012
Thomas W. Elward(2, 4)	67	Director	2014
George Feldenkreis	81	Director	2008
Rainer Jueckstock	56	Co-Chief Executive Officer and Director	2012
J. Michael Laisure(3)	64	Director	2008
Courtney R. Mather	40	Director	2015
Michael Nevin(1)	33	Director	2016
Daniel A. Ninivaggi	52	Co-Chief Executive Officer and Director	2010
Louis J. Pastor	32	Director	2015
Neil S. Subin(2,4)	52	Director	2007

(1)	Chairman of the Compensation Committee
(2)	Member of the Compensation Committee
(3)	Chairman of the Audit Committee
(4)	Member of the Audit Committee

Sung Hwan Cho

Mr. Cho has served as Chief Financial Officer of Icahn Enterprises L.P., a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, mining, real estate and home fashion, since March 2012. Prior to that time, he was Senior Vice President and previously Portfolio Company Associate at Icahn Enterprises since October 2006. Mr. Cho has been a director of: Trump Entertainment Resorts, Inc., a company engaged in the business of owning and operating casinos and resorts, since February 2016; The Pep Boys – Manny, Moe & Jack, an automotive parts installer and retailer, since February 2016; Ferrous Resources Limited, an iron ore mining company with operations in Brazil, since June 2015; IEH Auto Parts LLC, an automotive parts distributor, since June 2015; CVR Refining, LP, an independent downstream energy limited partnership, since January 2013; Icahn Enterprises L.P., since September 2012; CVR Energy, Inc., a diversified holding company primarily engaged in the petroleum refining and nitrogen fertilizer manufacturing industries, since May 2012; CVR Partners LP, a nitrogen fertilizer company, since May 2012; Federal-Mogul Holdings Corporation, a supplier of automotive powertrain and safety components, since May 2012; XO Holdings, a competitive provider of telecom services, since August 2011; American Railcar Industries, Inc., a railcar manufacturing company, since June 2011 (and has been Chairman of the Board of American Railcar Industries since July 2014); WestPoint Home LLC, a home textiles manufacturer, since January 2008; PSC Metals Inc., a metal recycling company, since December 2006; and Viskase Companies, Inc., a meat casing company, since November 2006. Mr. Cho has also been a member of the Executive Committee of American Railcar Leasing LLC, a lessor and seller of specialized railroad tank and covered hopper railcars, since September 2013. Mr. Cho was previously a director of Take-Two Interactive Software Inc., a publisher of interactive entertainment products, from April 2010 to November 2013. Trump Entertainment, Pep Boys, Ferrous Resources Limited, IEH Auto Parts, American Railcar Leasing, CVR Refining, Icahn Enterprises, CVR Energy, CVR Partners, Federal-Mogul, XO Holdings, American Railcar Industries, WestPoint Home, PSC Metals and Viskase Companies each are indirectly controlled by Carl C. Icahn. Mr. Icahn also previously had a non-controlling interest in Take-Two Interactive Software through the ownership of securities. Mr. Cho received a B.S. in Computer Science from Stanford University and an MBA from New York University, Stern School of Business.

Thomas W. Elward

Mr. Elward has served as a director of the Company since April 2014. Previously, Mr. Elward served as the President and Chief Executive Officer of CMS Enterprises, a wholly owned subsidiary of CMS Energy, an energy holding company, from 2003 to 2008. Mr. Elward also previously served in various management roles with CMS Generation, a subsidiary of CMS Enterprises, from 1998 until 2008. He currently serves as a director of Sparta Acquisition Company, a special purpose entity of Borealis Infrastructure Funds, an international investor in infrastructure projects. He previously served as a director of Dynegy, Inc., a provider of wholesale power, capacity and ancillary services, from 2011 to 2012, including as Chairman of the Board from December 2011 until September 2012, and as a director of the CMS Energy Foundation. Additionally, Mr. Elward currently serves as a director and member of the executive committee of the Foundation Board of the Detroit Society of St. Vincent de Paul. Mr. Elward received a B.S. in Chemical Engineering, summa cum laude, from the University of Detroit and a M.S. in Nuclear Engineering from the University of Illinois. He also has completed the executive management program as an alumnus of the Harvard Business School.

George Feldenkreis

Mr. Feldenkreis has served as a director of the Company since February 2008. Mr. Feldenkreis founded Perry Ellis International, Inc. (“Perry Ellis”), a designer, distributor and licensor of apparel and accessories for men and women, in 1967. He has been involved in all aspects of the operations of Perry Ellis since that time and served as president and a director of Perry Ellis until February 1993, at which time he was elected chairman of the board and chief executive officer. Prior to founding Perry Ellis, he founded Carfel, Inc. (“Carfel”), a major distributor of automatic transmission parts, standard clutch parts and timing components to the aftermarket, where he served as president until its sale in 2001. He is a member of the board of directors of the Greater Miami Jewish Federation, a trustee of the Simon Wiesenthal Board, a member of the board of directors of the American Apparel and Footwear Association and is a trustee of the University of Miami.

Rainer Jueckstock

Mr. Jueckstock has served as Co-Chief Executive Officer, director of the Company and Chief Executive Officer of the Powertrain Segment since April 2012 and Co-Chairman of the Board since May 2015.

Mr. Jueckstock joined the Company in 1990, and has served as senior vice president, powertrain energy; senior vice president, powertrain operations; senior vice president, pistons, rings and liners; vice president, rings and liners; operations director, piston rings, Europe; and managing director of the Friedberg, Germany operation. He also was sales director for rings and liners, Europe; finance controller in Burscheid, Germany; and finance manager in Dresden, Germany. Since February 2013, Mr. Jueckstock also serves on the board of directors of PLEXUS Corp.

J. Michael Laisure

Mr. Laisure has served as a director of the Company since February 2008. Mr. Laisure currently serves as Chief Executive Officer of API Heat Transfer, Inc., a position he has held since March of 2016. Previously, between April 2012 and his retirement in September 2015, Mr. Laisure served as President of Park Ohio Holdings, Inc.’s Assembly Components Group. Park Ohio Holdings, Inc. is a publicly held company that acquired Fluid Routing Solutions, Inc. (“Fluid Routing”), where Mr. Laisure served as the Chief Executive Officer since August 2007. Fluid Routing is an automotive supplier that designs and manufactures fluid and fuel handling systems, which was formerly known as Mark IV Industries, Inc. Fluid Routing filed for bankruptcy protection under Chapter 11 in February 2009 and emerged from Chapter 11 in March 2009. Also, Mr. Laisure serves as an Operating Partner of New State Capital Partners (“NSCP”), a middle market private equity firm. He advises NSCP on potential acquisitions and serves on the board of Central Conveyor Corporation, a NSCP portfolio company. Mr. Laisure served from December 2006 through July 2007 as President of Delco Remy, Inc., a manufacturer of starters, alternators and rotating electrics for the automotive, commercial vehicle and off-highway markets. Mr. Laisure has served as a director of American Railcar Industries, Inc., a company that is primarily engaged in the business of manufacturing covered hopper and tank railcars, since January 2006. Since May 2005, Mr. Laisure has been consulting as an independent contractor for the automotive and industrial manufacturing space. Prior to this, he spent 32 years in various corporate accounting, sales, engineering and operational positions with Dana Corporation (“Dana”), a publicly held corporation that designs, manufactures and supplies vehicle components and technology, and its predecessors. Mr. Laisure served as president of Dana’s automotive systems group from March 2004 to May 2005. From December 2001 to February 2004, Mr. Laisure served as president of Dana’s engine and fluid management group, and from December 1999 to November 2001, he served as president of Dana’s fluid management group. Mr. Laisure received a B.A. in Accounting from Ball State University and an M.B.A. from Miami (Ohio) University, and has completed the Harvard University Advanced Management Program.

Courtney Mather

Courtney Mather has served as a Managing Director of Icahn Capital LP, the entity through which Carl C. Icahn manages investment funds, since April 2014. Mr. Mather is responsible for identifying, analyzing, and monitoring investment opportunities and portfolio companies for Icahn Capital. Prior to joining Icahn Capital, Mr. Mather was Managing Director at Goldman Sachs & Co, where he served in various investment roles from 1998 to 2012. He was a director of the Loan Syndications and Trading Association (LSTA), an organization that develops market policies with firms transacting in debt, in 2011. Mr. Mather has been a director of: Herc Holdings Inc., an international provider of equipment rental and services, since June 2016; Trump Entertainment Resorts, Inc., a company engaged in the business of owning and operating casinos and resorts, since February 2016; Freeport-McMoRan Inc., the world’s largest publicly traded copper producer, since October 2015; Ferrous Resources Limited, an iron ore mining company with operations in Brazil, since June 2015; and Federal-Mogul Holdings Corporation, a supplier of automotive powertrain and safety components, since May 2015. Mr. Mather was previously a director of: Viskase Companies Inc., a meat casing company, from June 2015 to March 2016; American Railcar Industries, Inc., a railcar manufacturing company, from July 2014 to March 2016; CVR Refining, LP, an independent downstream energy limited partnership, from May 2014 to March 2016; and CVR Energy, Inc., a diversified holding company primarily engaged in the petroleum refining and nitrogen fertilizer manufacturing industries, from May 2014 to March 2016. Trump Entertainment, Ferrous Resources Limited, Federal-Mogul, American Railcar Industries, CVR Refining, CVR Energy and Viskase are each indirectly controlled by Carl C. Icahn. Mr. Icahn also has a non-controlling interest in each of Herc Holdings and Freeport-McMoRan through the ownership of securities. Mr. Mather received a B.A. in Political Science from Rutgers College and attended the United States Naval Academy.

Michael Nevin

Mr. Nevin has served as a director of the Company since February 2016. Mr. Nevin has been employed as a Financial Analyst at Icahn Enterprises L.P. (a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, mining, real estate and home fashion) since July 2015. Mr. Nevin is responsible for analyzing and monitoring portfolio companies for Icahn Enterprises L.P. Prior to that time, Mr. Nevin was employed by Jefferies LLC as a Research Analyst from April 2014 to July 2015 covering the Utilities sector. Mr. Nevin was also employed by JP Morgan Investment Bank in various roles from March 2009 to April 2014. Mr. Nevin received his B.S. from Drexel University.

Daniel A. Ninivaggi

Daniel A. Ninivaggi is Co-Chief Executive Officer and Co-Chairman of the Board of Directors of the Company and Chief Executive Officer of the Motorparts Segment. Mr. Ninivaggi joined the Company in 2010, initially serving as a member of the Board of Directors. In February 2014, he was appointed Co-Chief Executive Officer and, in May 2015, Co-Chairman of the Company.

Mr. Ninivaggi previously served as President of Icahn Enterprises L.P. and its general partner, Icahn Enterprises G.P. Inc., from April 2010 to February 2014; as its Chief Executive Officer from August 2010 to February 2014; and as a director from March 2012 until May 2015. Icahn Enterprises is a diversified holding company with over $30 billion in assets engaged in a variety of businesses, including investment management, automotive, energy, gaming, railcar, food packaging, metals, real estate and home fashion. Icahn Enterprises is listed on NASDAQ and majority-owned by investor, Carl C. Icahn. From 2003 until July 2009, Mr. Ninivaggi served in a variety of executive positions at Lear Corporation, an $18 billion global supplier of automotive seating and electrical power management systems and components, including as General Counsel from 2003 through 2007, as Senior Vice President from 2004 until 2006, and most recently as Executive Vice President and Chief Administrative Officer from 2006 to 2009. Prior to joining Lear Corporation, from 1998 to 2003, Mr. Ninivaggi was a partner with the law firm of Winston & Strawn LLP, specializing in corporate finance, mergers and acquisitions, and corporate governance. Mr. Ninivaggi also served as Of Counsel to Winston & Strawn LLP from July 2009 to March 2010. Mr. Ninivaggi has been a director of numerous public and private companies, including CVR Energy, Inc., an independent petroleum refiner and marketer of high value transportation fuels, from May 2012 to February 2014; CVR GP, LLC, the general partner of CVR Partners LP, a nitrogen fertilizer company, from May 2012 to February 2014; Viskase Companies, Inc., a food packaging company, from June 2011 to February 2014; XO Holdings, a competitive provider of telecom services, from August 2010 to February 2014; Motorola Mobility Holdings, Inc., a provider of mobile communication devices, video and data delivery solutions, from December 2010 to May 2012; Tropicana Entertainment Inc., a hotel and casino operator, from January 2011 to December 2015; CIT Group Inc., a bank holding company, from December 2009 to May 2011; and Hertz Holdings Corporation, a rental car and travel company, from September 2014 to the present.

Mr. Ninivaggi received a bachelor of arts degree in history from Columbia University in 1986, a master’s degree in business administration from the University of Chicago in 1988, and a juris doctorate from Stanford Law School in 1991.

Louis J. Pastor

Louis J. Pastor has been Deputy General Counsel of Icahn Enterprises L.P. (a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, mining, real estate and home fashion) since December 2015. From May 2013 to December 2015, Mr. Pastor was Assistant General Counsel of Icahn Enterprises. Prior to joining Icahn Enterprises, Mr. Pastor was an Associate at Simpson Thacher & Bartlett LLP, where he advised corporate, private equity and investment banking clients on a wide array of corporate finance transactions, business combination transactions and other general corporate matters. Mr. Pastor has been a director of: Herc Holdings Inc., an international provider of equipment rental and services, since June 2016; CVR Partners LP, a nitrogen fertilizer company, since April 2016; Federal-Mogul Holdings Corporation, a supplier of automotive powertrain and safety components, since May 2015; and CVR Refining, LP, an independent downstream energy limited partnership, since September 2014. Mr. Pastor has also been a member of the Executive Committee of ACF Industries LLC, a railcar manufacturing company, since July 2015. Each of CVR Refining, CVR Partners, Federal-Mogul and ACF Industries is indirectly controlled by Carl C. Icahn. Mr. Icahn also has a non-controlling interest in Herc Holdings through the ownership of securities. Mr. Pastor received a B.A. in 2006 from The Ohio State University and a J.D. in 2009 from the University of Pennsylvania.

Neil S. Subin

Mr. Subin has served as a director of the Company since December 2007. Mr. Subin founded and is Chairman of Broadbill Investment Partners LP, a private investment fund, since 2011. Prior to forming Broadbill Investment Partners, LP, Mr. Subin founded and was managing director and president of Trendex Capital Management, a private investment fund, since 1991. Prior to forming Trendex Capital Management, Mr. Subin was a private investor from 1988 to 1991 and was an associate with Oppenheimer & Co. from 1986 to 1988. Mr. Subin also serves on the board of directors of the following companies: Hancock Fabrics, Inc.; Institutional Financial Markets, Inc.; and Phosphate Holdings, Inc.

Certain Legal Matters; Regulatory Approvals.

Stockholder Approval Not Required.

The Merger Agreement contemplates that, unless prohibited by law or court order, the Merger will be effected pursuant to Section 267 of the DGCL and 18-209 of the Delaware Limited Liability Act as a short-form merger under Delaware law without a vote of, or prior notice to, the Company’s stockholders.

U.S. Antitrust.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules that have been promulgated thereunder (together, the “HSR Act”) by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. We do not believe that the purchase of Shares by the Offeror in the Offer or the Merger is subject to such requirements because the Offeror currently owns Shares representing more than 50% of the Company’s outstanding voting securities, which means that the Offeror is in “control” of the Company for purposes of these requirements. Although we do not believe that this transaction is subject to antitrust approval under the HSR Act, the Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Offeror pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as they deem necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares by the Offeror pursuant to the Offer or the Merger or seeking divestiture of the Shares so acquired or divestiture of substantial assets of ours or the Company. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. We do not believe that the purchase of Shares by the Offeror pursuant to the Offer or the Merger will result in a violation of any antitrust laws of the United States. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Foreign Antitrust Approvals.

The Company and its subsidiaries transact business in a number of additional countries outside of the United States. Under the antitrust or merger control statutes or regulations of certain of these foreign countries, certain acquisition transactions require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein. We do not believe that the purchase of Shares by the Offeror in the Offer or the Merger is subject to such requirements because, among other factors, we own, and have owned since February 25, 2008, more than 50% of the Company’s outstanding voting securities. Although we do not believe that this transaction is subject to any such statutes or regulations, if any such statutes or regulations were deemed to apply, and any applicable waiting period under foreign antitrust or competition laws has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, the Offeror will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval or exemption has been obtained or such waiting period has expired. See “The Offer—Section 12—Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to foreign antitrust approvals.

Section 203 of the DGCL.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prohibits an “interested stockholder” (which includes a person who owns or has the right to acquire 15% or more of the corporation’s issued and outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder subject to certain exceptions, including, among other things, if the board of directors of the corporation approved, prior to the interested person becoming such, either the business combination or the transaction in which the interested stockholder became such. The Company has opted out of Section 203 and therefore, the provisions of Section 203 are inapplicable to the Company.

State Takeover Statutes.

The Company is not aware of any state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, in the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, the Offeror might be required to file certain information with, or to receive approval from, the relevant state authorities, and the Offeror might be unable to accept for payment or pay for Shares tendered into the Offer, or be delayed in consummating the Offer.,

Notice of Appraisal Rights.

No appraisal rights are available in the Offer. However, if the Merger is consummated, holders of Shares at the Effective Time who have not tendered their Shares pursuant to the Offer and who otherwise comply in all respects with Section 262 of the DGCL, will have appraisal rights in connection with the Merger.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B and which is hereby incorporated by reference. Any stockholder who considers demanding appraisal is advised to consult legal counsel. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law. Failure to comply with the procedures set forth in Section 262 of the DGCL will result in the loss of appraisal rights.

Appraisal rights cannot be exercised at this time. The information set forth below is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. If the Merger is consummated, a notice of the Effective Time and the availability of appraisal rights (the “Notice of Merger and Appraisal Rights”), will be mailed to the holders of Shares as of the Effective Time, who did not tender their Shares pursuant to the Offer, within 10 days following the Effective Time.

All references in Section 262 of the DGCL and in this summary to a “stockholder” or to a “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares pursuant to the Offer; (ii) make a timely and proper demand for appraisal of their Shares and follow the other procedures set forth in Section 262 of the DGCL and (iii) do not thereafter fail to perfect or withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger. together with interest, if, any to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in Section 262 of the DGCL only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The “fair value” of the Shares as determined by the Delaware Court of Chancery could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which equals the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 267 of the DGCL, then either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Notice of Merger and Appraisal Rights will constitute the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the Notice of Merger and Appraisal Rights along with the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	not tender their Shares in the Offer; and

•	within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal thereby

Written Demand by the Record Holder.

All written demands for appraisal should be addressed to Corporate Secretary, Federal-Mogul Holdings Corporation, 27300 West 11 Mile Road, Southfield, Michigan 48034. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the surviving corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the surviving corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger. In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which equals the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the

Merger (which equals the Offer Price). Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which equals the Offer Price).

Upon application by the surviving corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the surviving corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

A stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the consideration payable in the Merger (which equals the Offer Price) by delivering to the surviving corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the terms of the Merger either within 60 days after the Effective Time or thereafter with the written approval of the surviving corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the consideration payable in the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such stockholder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in the Merger (which equals the Offer Price). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as described above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in the Merger.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL, including delivering a demand for appraisal of your Shares to the Company as provided herein within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains, in addition to historical information, certain forward-looking statements. All statements included in this Schedule 14D-9 concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are financial-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or they may use future dates. Forward-looking statements in this Schedule 14D-9 include, without limitation, statements regarding the planned completion of the Offer and the Merger and certain financial forecasts prepared by the Company. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including but not limited to, risks and uncertainties related to: the financial forecasts contained therein; the disclosure of anticipated benefits of the transactions contemplated by the Merger Agreement; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transactions contemplated by the Merger Agreement; the percentage of the Company’s stockholders tendering their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer and the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transactions contemplated by the Merger Agreement making it more difficult to maintain relationships with employees and customers; stockholder litigation in connection with the transactions contemplated by the Merger Agreement resulting in significant costs of defense, indemnification and liability; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of their Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent quarterly reports on Form 10-Q, as well as the Offer to Purchase. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this Schedule 14D-9 are qualified in their entirety by this cautionary statement.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated September 26, 2016 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings, LLC, filed with the SEC on September 26, 2016).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings, LLC, filed with the SEC on September 26, 2016).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings, LLC, filed with the SEC on September 26, 2016).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings, LLC, filed with the SEC on September 26, 2016).

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings, LLC, filed with the SEC on September 26, 2016).

(a)(1)(vi)	Form of summary advertisement, published September 26, 2016 in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO of American Entertainment Properties Corp. and IEH FM Holdings, LLC, filed with the SEC on September 26, 2016).

(a)(5)(iii)	Joint Press Release issued by Federal-Mogul Holdings Corporation and Icahn Enterprises L.P. on September 6, 2016 (incorporated by reference to the Schedule 14D9-C filed by Federal-Mogul Holdings Corporation with the SEC on September 6, 2016).

(e)(1)	Agreement and Plan of Merger, dated as of September 6, 2016, by and among Federal-Mogul Holdings Corporation, American Entertainment Properties Corp. and IEH FM Holdings LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Federal-Mogul Holdings Corporation with the SEC on September 7, 2016).

(e)(2)	Amendment and Joinder to Federal-Mogul Corporation Registration Rights Agreement among Federal-Mogul Corporation and IEH FM Holdings LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Federal-Mogul Holdings Corporation with the SEC on July 11, 2013).

(e)(3)	Federal-Mogul Corporation 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Federal-Mogul Holdings Corporation with the SEC on June 2, 2010).

(e)(4)	Employment Agreement by and between the Company and Rainer Jueckstock dated as of April 1, 2012. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Federal-Mogul Holdings Corporation with the SEC on March 14, 2012).

(e)(5)	Employment Agreement by and between the Company and Daniel A. Ninivaggi dated as of February 5, 2014 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Federal-Mogul Holdings Corporation with the SEC on February 10, 2014).

Exhibit No.	Description

(e)(6)	Tax Allocation Agreement by and among American Entertainment Properties Corp. and Federal Mogul Corporation dated as of July 11, 2013 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Federal-Mogul Holdings Corporation with the SEC on July 11, 2013).

(e)(7)	First Amendment to Employment Agreement, dated April 1, 2016, between Federal-Mogul Corporation, Rainer Jueckstock and Federal-Mogul Holdings Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Federal-Mogul Holdings Corporation with the SEC on April 4, 2016).

(g)	None.

Annex A – Opinion of Houlihan Lokey Capital, Inc., dated September 6, 2016

Annex B – Delaware Appraisal Statute (DGCL Section 262)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FEDERAL-MOGUL HOLDINGS CORPORATION

Dated: September 26, 2016	By:	/s/ Michelle Epstein Taigman
	Name:	Michelle Epstein Taigman
	Title:	Senior Vice President, General Counsel and Secretary

ANNEX A

Opinion of Houlihan Lokey Capital, Inc.

September 6, 2016

The Special Committee of the Board of Directors

Federal-Mogul Holdings Corporation

27300 West 11 Mile Road

Southfield, Michigan 48034

Dear Special Committee:

We understand that Federal-Mogul Holdings Corporation (“FMHC”), American Entertainment Properties Corp. (“AEP”), an entity controlled by Icahn Enterprises L.P. (“IEP”), and IEH FM Holdings LLC, a subsidiary of AEP (“Sub”), propose to enter into a Merger Agreement (as defined below) pursuant to which, among other things, (a) Sub will commence a tender offer for any and all of the outstanding shares of the common stock, par value $0.01 per share, of FMHC (“FMHC Common Stock” and, such tender offer, the “Offer”) not already owned by Sub and its affiliates at a purchase price of $9.25 per share in cash (the “Consideration”), and (b) subsequent to consummation of the Offer, Sub will be merged with and into FMHC (the “Merger” and, together with the Offer as an integrated transaction, the “Transaction”) and, in connection with the Merger, each outstanding share of FMHC Common Stock not previously tendered in the Offer, other than shares of FMHC Common Stock (i) owned by IEP, AEP, Sub or any of their respective subsidiaries or affiliates (such holders described in this clause (i), collectively, the “Purchaser Group”), (ii) owned by FMHC or any of its subsidiaries (the shares of FMHC Common Stock not owned by FMHC or any of its subsidiaries or the Purchaser Group, collectively, the “FMHC Unaffiliated Shares”) and (iii) as to which stockholders have submitted and not withdrawn or otherwise lost or failed to perfect a demand for appraisal rights under applicable law, will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

The Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of FMHC has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Special Committee as to whether, as of the date hereof, the Consideration to be received by holders of FMHC Unaffiliated Shares in the Transaction pursuant to the Merger Agreement is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed an execution copy, provided to us on September 6, 2016, of an Agreement and Plan of Merger to be entered into among FMHC, AEP and Sub (the “Merger Agreement”);

2.	reviewed certain publicly available business and financial information relating to FMHC that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of FMHC made available to us by FMHC, including financial projections and other estimates (and adjustments thereto) provided to us on May 5, 2016 as prepared by or discussed with the management of FMHC and approved by the Special Committee relating to FMHC for the fiscal years ending December 31, 2016 through December 31, 2020 (together with supporting schedules, the “May Projections”) and subsequent updates with respect to certain financial items reflecting such management’s revised perspectives regarding the future financial outlook for FMHC, which revised perspectives reflected lower expected financial results for FMHC than the May Projections (such updated financial information, the “Subsequent Financial Updates”);

4.	spoken with certain members of the management of FMHC and certain of its representatives and advisors regarding the businesses, operations, financial condition and prospects of FMHC, the Transaction and related matters;

5.	compared the financial and operating performance of FMHC with that of other public companies that we deemed to be relevant;

6.	reviewed the current and historical market prices and trading volumes for FMHC Common Stock and the current and historical market prices of publicly traded securities of certain other companies that we deemed to be relevant;

7.	reviewed a representation addressed to us from the senior management of FMHC which contains, among other things, confirmation regarding the accuracy of financial information and data relating to FMHC provided to, or discussed with, us by or on behalf of FMHC; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. As directed by the Special Committee, we have used and relied upon the financial projections and other estimates (and adjustments thereto) reflected in the May Projections and have not taken into account the Subsequent Financial Updates for purposes of our analyses and this Opinion given that we have been advised that the May Projections are the most recent complete set of financial projections that have been prepared as of the date of this Opinion by the management of FMHC and that have been provided by such management to the Special Committee or its advisors, including Houlihan Lokey. With respect to the financial projections and other estimates (and adjustments thereto) reflected in the May Projections that we have been directed to utilize for purposes of our analyses and this Opinion, the management of FMHC has advised us, and we have assumed, that such financial projections and other estimates (and adjustments thereto) have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as of the date provided as to the future financial results and condition of FMHC and the other matters covered thereby. We express no opinion with respect to any such projections or estimates utilized in our analyses or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of FMHC since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We also have relied upon, without independent verification, the assessments of the management of FMHC as to, among other things, matters relating to the proposed sale of certain non-core real estate assets (including amounts expected to be realized in such sales), ongoing restructuring requirements and normalized working capital needs, underfunded pension and other post-retirement obligations (including the tax deductibility thereof), net operating loss carryforwards and tax credits (including limitations on the utilization thereof) and financial profile of joint ventures of FMHC. We have assumed that there will be no developments with respect to any such matters that would be meaningful in any respect to our analyses or this Opinion.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Merger Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or occur or amendments, modifications or waivers made that would be meaningful in any respect to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final executed Merger Agreement will not differ in any respect from the execution copy of the Merger Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance sheet or otherwise) of FMHC or any other party nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of FMHC or any other entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities to which FMHC or any other entity is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which FMHC or any other entity is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We also are not expressing any opinion as to the price or range of prices at which shares of FMHC Common Stock will trade, or any other securities of FMHC may be transferable, at any time.

This Opinion is furnished for the use of the Special Committee (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Special Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, FMHC or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates in the past may have provided investment banking, financial advisory and/or other financial or consulting services to entities that may be deemed to be affiliated or associated with IEP (collectively, with IEP, the “IEP Group”). Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to FMHC, members of the IEP Group, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates may have co-invested with members of the IEP Group, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, FMHC, members of the IEP Group, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Houlihan Lokey has been engaged as financial advisor to the Special Committee in connection with, and has participated in the negotiations leading to, the Transaction and will receive fees for such services, of which a portion was payable prior to the date of this Opinion and a portion is contingent upon consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. In addition, FMHC has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

Our Opinion relates to the fairness, from a financial point of view and as of the date hereof, of the Consideration to be received in the Transaction pursuant to the Merger Agreement by holders of FMHC Unaffiliated Shares without regard to individual circumstances of specific holders of, or any rights, preferences, restrictions or limitations that may be attributable to, shares of FMHC Common Stock or other securities of FMHC. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Special Committee, the Board, FMHC, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction (other than the Consideration to the extent expressly specified herein) or otherwise, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of FMHC, or to any other party, except if and only to the extent expressly set forth in the last paragraph of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for FMHC or any other party or whether any alternative transaction might produce consideration for the holders of FMHC Unaffiliated Shares in an amount in excess of that contemplated in the Transaction, (v) the fairness of any portion or aspect of the Transaction to any one class or group of FMHC’s or any other party’s security holders or other constituents vis-à-vis any other class or group of FMHC’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not FMHC, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of FMHC or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. Furthermore, we have relied, with the consent of the Special Committee, on the assessments of the Special Committee, the Board, FMHC and their respective advisors as to all legal, regulatory, accounting, insurance and tax matters with respect to FMHC, the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by holders of FMHC Unaffiliated Shares in the Transaction pursuant to the Merger Agreement is fair to such holders from a financial point of view.

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.

ANNEX B

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word

“corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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